
13002850




UPG
STAY POWERED


UPG


RECEIVED
SEP 0 3 2013

POWER BEYOND THE BATTERY

2012 ANNUAL REPORT




UPG
UNIVERSAL BATTERY


UPG

New Corporate Headquarters - Coppell, Texas

Our mission at UPG is to provide customers with value solutions to their portable and back-up power needs and to be a trusted supply chain partner that exceeds performance expectations, all delivered in a manner that rewards all stakeholders: consumers, customers, colleagues, vendors and shareholders. We are dedicated to creating value for our customers by effectively collaborating, expanding and delivering products and solutions that enhance productivity.

We will continue to have access to the line of credit to support our ongoing operations, while the term loan has enabled us to refinance our acquisitions with long-term funding on favorable terms. This new financing arrangement provides greater stability and flexibility to support our long-term growth initiatives.

We were also pleased with the good revenue growth and solid operating performance we saw at our ProTechnologies (PTI) operations during 2012. The PTI acquisition highlights our long-term strategy of penetrating new markets and diversifying our product mix to include specialized product lines that are more insulated from swings in the broader economy. With this acquisition strategy in mind, we are reviewing a growing number of opportunities to add to UPG's portfolio of businesses in our core battery market. We note, however, that UPG remains cautious and deliberate on the acquisition front, as we seek to exploit synergies and enhance shareholder value through our strategic approach.

Total Revenue $91.9 Million

For the full year, we reported total revenues of $91.9 million, compared to $88.6 million in 2011. Despite the slight increase in sales, gross profit for the year decreased to $16.3 million, compared to $17.2 million in 2011. As a percentage of net sales, gross margins decreased to 17.7%, from 19.4% a year earlier. The reductions in margins for the full year were primarily the result of the ongoing disruptions in our supply chain, which affected our overall product costs.

Total operating expenses decreased by $1.1 million, or 7.2%, to $14.7 million in 2012, from $15.8 million in the prior year. The decrease in operating expenses was the result of reductions in facilities costs, as well as lower professional and legal expenses compared to the prior year. Given that the lower gross profit was more than offset by lower operating expenses, operating income for 2012 was $1.6 million, up from $1.4 million in 2011. Pre-tax income increased to $1.1 million, compared to pre-tax income of $790,000 in 2011. In terms of overall profitability, we reported net income from continuing operations of $701,000, or $0.13 per diluted share for 2012, compared with net income from continuing operations of $368,000, or $0.07 per diluted share for 2011.

On the balance sheet, we saw an increase in total inventory levels to more normalized levels as demand stabilized following the supply disruptions in China, with total inventory rising to $30.4 million, from the unusually low level of $24.2 million at the end of 2011. Given the increase in inventory, working capital at the end of 2012 was $23.7 million, compared to $19.9 million at the end of 2011. UPG maintained adequate liquidity for funding our growth, and at the end of 2012, total outstanding balances on our line of credit were $12.2 million.

2013 Outlook

Although we made good progress in 2012 in expanding our sales and earnings, we believe there are many more opportunities ahead for better results. With that in mind, we have accomplished a number of important steps in the early part of 2013 to set a baseline for improved performance in the years ahead.

In the first quarter, we acquired the Kinetik brand of high-end automotive audio applications. Kinetik is well known as a pioneer in the 12-volt electronics market and is one of the most sought-out brands among consumers and professionals alike. The addition of the Kinetik brand enhances UPG's penetration into the automotive power accessories market through a leading brand with considerable growth opportunity, while increasing UPG's exposure to a new luxury market. As part of UPG, the Kinetik brand will be able to leverage UPG's supply chain infrastructure and distribution channels to enhance the market for Kinetik products. We expect Kinetik to be an important contributor to UPG in 2013.

Another key accomplishment of early 2013 was UPG's move to our new offices and distribution center in Coppell. These facilities are more efficient and cost effective than our previous facilities, and they are located near Dallas/Fort Worth International Airport, providing easy access to major highways and a key air freight hub.

In addition, the new facilities allow for continued growth, not only in terms of office space for sales and operating personnel, but also for expanded racking and capacity in the warehouse. With our new racking system, UPG can increase rack height and support greater growth in a smaller footprint, with better safety and efficiency. We expect to realize improved operating efficiencies and lower operating costs as a result of the move, but more importantly, we have greater capacity for expanding our business over the coming years.

Continued →

Dear Stockholders, Employees, Customers and Suppliers of UPG,

Although we faced a number of challenges, 2012 was a positive year for UPG, as we achieved growth in both net sales and earnings from continuing operations for the full year. As we look back over the past several years, we are particularly pleased with the significant growth in sales we have achieved in our core battery and power accessories business. This growth has substantially offset sales declines from ADT Security Services and its authorized dealers, which accounted for $50.2 million, or 45% of our sales in 2009 and less than 10% in 2012, a decrease of more than $40 million.

In 2012, UPG also took a number of steps toward achieving our long-term strategic plan of developing new, higher-margin products and diversifying product mix to manage our exposure to the broader economy. These actions have set a solid foundation for our future growth in sales and earnings for the coming year and beyond. We are also pleased to report that we ended 2012 with a strong balance sheet that provides UPG with a platform for achieving improved performance and the flexibility to pursue growth initiatives in line with our strategic focus.

2012 Review

Throughout the first half of the year, we continued to face headwinds of the supply chain issues that have surrounded the closure of battery production facilities in China.

As a result of this situation we had the opportunity to strategically diversify our supplier base, with multiple suppliers in China and other locations, including factories in Taiwan, Malaysia and Vietnam, to meet our needs.

As we look back over the past several years, we are particularly pleased with the significant growth in sales we have achieved in our core battery and power accessories business.

During 2012, we sold our Monarch Hunting business so we could refocus our resources on growing our core battery and power accessories business.

We realized a short-term financial impact from the sale of Monarch, but by selling this non-core business, our financial performance will no longer see the effects of the operating losses at Monarch, resulting in improved profitability for our core business.

We also we entered into a new $30 million credit agreement and $4 million term loan with Comerica Bank in the fourth quarter.

Continued →

Overall, we marked a number of accomplishments in 2012 that leave us optimistic about the future of UPG. We set a solid foundation for our future that allows us the flexibility to pursue our strategic growth initiatives and take advantage of additional opportunities as they arise. As we look to the future, we are confident that the strength of our balance sheet, financial stability and proven business model will be key elements in enhancing shareholder value over the long term.

Finally, on behalf of UPG, I would like to take this opportunity to thank our stockholders, customers and suppliers who have supported UPG's efforts in 2012. I would also like to express my appreciation for the ongoing dedication of our employees, who have put forth so much effort to build our business. We remain optimistic about the future of UPG and look forward to reporting on our progress as the year unfolds.


UPG
STAY POWERED®

As we look to the future, we are confident that the strength of our balance sheet, financial stability and proven business model will be key elements in enhancing shareholder value over the long term.

Ian Edmonds
President & CEO
Interim CFO


UPG
STAY POWERED

Our Commitment to Excellence

We are dedicated to the constant pursuit of greater efficiencies, exceptional service and new ideas.

We strongly emphasize teamwork and foster sound work ethics and values within our corporate structure and believe that in promoting and building strong fundamentals from within our organization, it translates to engaging better client relationships.


EXCEPTIONAL SERVICE


QUALITY


DEDICATION


TEAMWORK


COLLABORATION


COMMITMENT

Our ISO 9001:2008 certification is our commitment to quality. It places us in the top tier of our industry and assures customers of our continuing commitment to excellence.

By effectively collaborating, expanding and delivering products and solutions that enhance productivity, we pride ourselves in being our customers' trusted and valued business partner.

Our Platform



Founded in 1968, Universal Power Group, Inc. ("UPG") began as Computer Components Corporation, a components distributor and one of the first authorized Panasonic battery pack modification centers in the nation. Today, UPG is a leading and global distributor of batteries, power accessories and security products. Our unique supply chain and value added services platform allow our customers to further leverage our expertise, infrastructure and operational efficiencies, and gain a competitive edge.



Our Global Presence

Strategically headquartered in Coppell, Texas, north of the Dallas Metroplex, we have additional logistics centers in Georgia and Nevada to cater to varying customer needs. As a result, we can deliver products to almost any location within the continental United States within 24 to 48 hours. On larger orders, we can facilitate shipments directly from the factory to customer locations.

Globally, UPG has established strategic partnerships to cater to customer needs and the ability to expand its footprint as needed.

UPG's National Footprint

- Coppell, TX (HQ)
- Atlanta, GA
- Las Vegas, NV
- Pilot Mountain, NC (PTI)

UPG Logistics & Distribution Partners

- Latin America
- Canada
- Europe
- Australia
- China
- Vietnam

Our Products


ADVENTURE POWER
MARINE
UB12350
GROUP 22NF

Product Solutions

We offer batteries of almost every chemistry to cater to the demand for reliable back-up and portable power in our increasingly mobile universe. We also stock one of the largest inventories of maintenance-free sealed lead-acid batteries in the nation.

Our products are used in many applications and markets including automotive, consumer goods, hunting, marine, medical mobility, motorcycle, powersports, security, solar and telecommunications. Our product lines range from our own proprietary brands of industrial and consumer batteries and chargers, jumpstarters, 12-volt accessories and more.

Security and Cable Solutions

We offer security and low voltage cable products selling to distributors worldwide. We stock a wide variety of products ranging from access controls, batteries, power supplies, sirens and speakers, transformers, wire and cable, components and more.

Let UPG Power Your Stuff.

Supply Chain & Third Party Logistics

As a provider of specialized full service supply chain & third party logistics services, we tailor solutions that provide for optimum supply chain efficiencies.



Our clients find that by leaving the complexities of their supply chain to us and refocusing on their core business initiatives, they are able to effectively improve customer satisfaction.

With over a quarter million square feet of combined state-of-the-art distribution space and years of proven distribution experience, our supply chain solutions range from business-to-business/EDI capabilities to procurement, inventory management, carrier selection, rate negotiation, reverse logistics, kitting and order fulfillment.

We pride ourselves in being extraordinarily adaptive and responsive to the changing needs of our customers. From concept to delivery, our solution based approach provides for a dynamic offering that is unparalleled in the marketplace.

Battery Pack Assembly


pti
innovative power

With decades of expertise in the battery pack assembly business and as one of the very first Authorized Panasonic Modification centers in the country, we have the proven expertise to build packs of various chemistries. Our recent acquisition of PTI further expands our battery pack manufacturing capabilities.

With state-of-the-art equipment and ISO 9001 and ISO 13485 certifications, we have the proven expertise to build lithium-ion battery packs among other custom battery packs for specialized OEMs in the medical, technology, government and military markets. We have in-house engineering design capabilities and the ability to support both low and high volume projects in-house or through our qualified vendors. Our battery pack projects have included packs for medical equipment, radar guns, cordless phones, tracking devices, two-way radios, vending machines, parking meters, door locks and security panels.



ISO 9001 and ISO 13485 Certified

Sales & Marketing

As a customer-centric company with product lines that touch many applications and markets, we actively participate in over 20 tradeshows a year that provide us continuous exposure to new innovations and opportunities, while keeping us abreast of industry and consumer preferences.

Whatever our customer's marketing need, from product packaging and branding, to sales support, our team of sales and marketing professionals will dedicate tailored efforts to help develop and enhance brand visibility.



Customer-Centric

Tradeshows Attended

20+



Innovative

Custom Kitting

At UPG, our team of experts help make the kitting process more efficient. We offer custom-labeling, bundling, shrink-wrapping and repackaging solutions as required. Our goal is to help our clients better manage inventory levels and plan assembly, delivery and purchasing processes.



We Make the Process More Efficient.



Our Markets

SECURITY
MEDICAL
MOBILITY
VOICE/DATA
SOLAR
POWERSPORTS
UPS
OEM
HUNTING
FIRE
INDUSTRIAL
MOTORCYCLE
CONSUMER
AUTOMOTIVE
ENERGY MANAGEMENT
LAW ENFORCEMENT
ELECTRICAL
MEDICAL
ELECTRONICS
INDUSTRIAL COMMERCIAL SYSTEM INTEGRATION

OEM

We provide original equipment manufacturers component procurement and product reconfiguration solutions according to their specifications. Depending on client requirements, we can coordinate for direct shipments from our factories or from any one of our logistics centers.



Our Customers

Our commitment to quality and service has earned us a strong client base of well respected corporations.


Secured by
ADT

GE
Security

RadioShack.

ACE
Hardware

Cabela's

HD SUPPLY

NORTHERN
TOOL + EQUIPMENT

Bass
Pro
Shops

amazon.com

Pride
Mobility Products Corp.

Private Labeling

We offer private branding as a value-added solution for our customers to build brand visibility. Our private labels products include batteries, power accessories, security products, solar products and more.


enercell
Sealed
Lead-Acid Battery
AGM
ABSORBANT GLASS MAT
DUAL PURPOSE
BATTERY
AGM LONG LIFE SERIES
Group Size
27
Cabela's
Advanced Anglers
PRO SERIES
CAUTION:
Cabela's
6-VOLT
UB5-6S
ALKALINE
EXTREME
AA
enercell
Cordless Phone

Sourcing & Procurement


FRAGILE

Our established relationships with vendors located in Taiwan, Hong Kong, China, Vietnam, Korea, Malaysia and Japan enable us to effectively source a wide range of products. Our sourcing professionals can help our clients analyze and address any product, technical, design and cost concerns, and coordinate all procurement needs.

Battery Recycling

We are committed to the preservation of our environment and as part of our on-going conservation efforts, we coordinate for authorized haulers to pick up used/"spent" batteries to be delivered to approved smelters for proper disposal.

We offer and administer battery replacement programs for customers that have a need for battery replacement but do not have the adequate infrastructure or expertise to manage the effort on a big scale.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________ to ____________

Commission file number: **001-33207**

Universal Power Group, Inc.

(Exact name of registrant as specified in its charter)

TEXAS	**75-1288690**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
488 S. Royal Lane, Coppell, Texas	**75019**
(Address of principal executive offices)	*(Zip Code)*

(469) 892-1122
(Registrant's telephone number, including area code)

1720 Hayden Drive, Carrollton, Texas 75006
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.01 Par Value	NYSE MKT
(Title of Each Class)	**(Name of each exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller Reporting Company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was $6,907,325 based on the price at which the common equity was last sold on the NYSE MKT as of June 29, 2012, the last business day of the registrant's most recently completed second fiscal quarter.

The number of shares outstanding of the registrant's classes of common equity as of March 20, 2013 was 5,020,000.

DOCUMENTS INCORPORATED BY REFERENCE
None

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This report includes "forward-looking statements", as defined in the Private Securities Litigation Reform Act of 1995 or by the U.S. Securities and Exchange Commission in its rules, regulations and releases. The term forward looking statements refers to, among other things, all statements other than statements of historical facts contained in this report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations. The words "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "could," "target," "potential," "is likely," "will," "expect" and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors, described in "Risk Factors" and elsewhere in this report, which could adversely affect our business and financial performance. In addition, our past results of operations do not necessarily indicate our future results. Finally, the third-party logistics services business and the battery and related power accessory supply and distribution business are highly competitive and rapidly changing. New risk factors emerge from time to time and it is not possible for us to anticipate all the relevant risks to our business. We cannot assess the impact of all such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements.

Except as otherwise required by applicable laws and regulations, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this report, whether as a result of new information, future events, changed circumstances or any other reason after the date of this report. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection to us for statements made in this report. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

The terms "we", "our", "us", or any derivative thereof, as used herein refer to Universal Power Group, Inc.

PART I

ITEM 1. BUSINESS

Business Overview

We are (i) a leading supplier and distributor of batteries, related power accessories and security accessories and (ii) a third-party logistics services provider, specializing in supply chain management and value-added services.

We purchase both finished goods and components from domestic and international suppliers. We add value to products and components by packaging them in customer specified "kits" or tailor made units that are convenient for the customer to order and ship. Additionally, we have several customers that require specific battery pack assemblies. We obtain batteries and components and reconfigure finished goods based upon customer specifications. We refer to this process as battery pack assemblies.

Distribution Business

We sell, distribute and market batteries, related power accessories, low voltage wire and cable products and security accessories under various manufacturer brands, private labels and our own proprietary brands. We are one of the leading domestic distributors of sealed, or "maintenance-free," lead-acid batteries ("SLA batteries"). We also assemble lithium-ion and other custom battery packs. Our principal product lines include:

- batteries and custom battery packs of a wide variety of chemistries, battery chargers and related accessories;
- portable battery-powered products, such as jump starters;
- low voltage wire and cable products
- security system components, such as alarm panels, perimeter access controls, horns, sirens, speakers, transformers, cable and wire.
- renewable power products such as solar power generators and solar products

Our customers include original equipment manufacturers (OEMs), distributors and both online and traditional retailers. Our products represent basic power solutions to a wide variety of existing applications in a broad market spectrum. They are used in a diverse and growing range of industries and applications including automotive, medical mobility, consumer goods, electronics, marine, hunting, powersports, solar portable power, security and surveillance, energy management, electrical and telecommunications.

The demand for batteries and related power accessories is impacted by consumer preferences, technological developments, fuel costs, which impact both manufacturing and shipping, the cost of lead and copper, the two principal raw materials used to manufacture batteries, and general economic conditions. We believe that technological change drives growth as new product introductions accelerate sales and provide us with new opportunities. At the same time, battery chemistries are also evolving due to changes in consumer demands and preferences that are driven, in part, by environmental and safety concerns and the need for greater density power and longer life. Therefore, we continue to stay current regarding advances and changes in battery technology.

Third-Party Logistics

We are also a third-party logistics services provider specializing in supply chain management and value-added services, designed to help customers optimize performance by allowing them to outsource supply chain management functions. Our supply chain management services include inventory sourcing, procurement, warehousing and fulfillment. Our value-added services include custom kitting, private labeling, product development and engineering, graphic design and sales and marketing.

We believe that the demand for third-party logistics and supply chain management solutions is growing, particularly with globalization. To be successful, businesses have not only to excel in their core competencies, but they must also execute their supply chain processes quickly and accurately. To remain competitive, businesses strive to identify ways to more efficiently manage their supply chain and streamline their logistics processes by minimizing inventory levels, reducing order and cash-to-cash cycle lengths and outsourcing manufacturing and assembly operations to low-cost locations. An efficient supply chain has become a critical element to improving financial performance. As a result, businesses are increasingly turning to organizations that provide a broad array of logistics and supply chain solutions. These trends are further facilitated by the rapid growth of technology enabling seamless electronic interfaces between systems of service providers and their customers.

Industry Background

Batteries and related power accessories is a growing multi-billion dollar market in the United States. Batteries serve as an energy storage solution for a wide range of consumer and commercial products including computers, handheld communications devices, electronic devices, motorcycles, powersports vehicles, medical scooters, medical equipment, boats, solar panels, military equipment and security systems. We believe that the growth in consumer and industrial demand for battery power will continue to be a trend for the future as technological advances and globalization set the stage for a more productive, mobile and portable society.

The supply chain and third party logistics industry is another large and growing market as OEMs, contract manufacturers and businesses large and small, choose to outsource their procurement, inventory and materials management processes to third parties in order to improve operational efficiencies and excel in a competitive environment. Many large distribution companies not only fill these procurement and materials management roles but also further serve as a single supply source for OEMs and contract manufacturers and retailers, offering a much broader line of products, rapid or scheduled deliveries and incremental quality control measures.

We believe that the third-party logistics industry will continue to grow because of the following factors:

- ***Outsourcing non-core activities.*** Businesses are increasingly relying on third-party logistics providers for non-core activities, such as sourcing and procurement, warehousing, kitting, shipping and distribution, so they can focus on their core competencies.

- ***Globalization of trade.*** As barriers to international trade are reduced or eliminated, businesses are increasingly sourcing their parts, supplies and raw materials from the most competitive suppliers throughout the world. Businesses often find themselves getting involved in logistical matters with which they are unfamiliar and often face unforeseen added overhead and other logistic costs, which take away from their competitive advantage and income. We believe with continued globalization, businesses will increasingly turn to and rely on third-party logistics providers for their sourcing, warehousing, inventory management and distribution needs.

- ***Increased competition.*** Increasing competition means businesses have to operate more efficiently. Businesses benefit by using third-party logistics providers who already have established infrastructures, sourcing relationships and greater efficiencies.

- ***Increased reliance on technology.*** Advances in technology are placing a premium on decreased transaction time and increased business-to-business activity. Businesses recognize the benefits of being able to transact commerce electronically.

Our Products and Services

The principle products we handle as a distributor are as follows:

- ***Batteries.*** We are one of the leading domestic distributors of SLA, absorbent glass mat and gel batteries, all of which are designated as non-hazardous by the U.S. Department of Transportation. We maintain a broad inventory of UPG-branded and private-label SLA batteries that we sell to retailers and distributors for consumer and industrial applications, and to OEMs. Our SLA batteries cater to a wide range of markets including automotive, trailer, security, marine, medical mobility, hunting and solar. Our Adventure Power® product line is a complete line of powersports batteries for the outdoor recreational and sporting markets, which includes motorcycles, jet skis, ATVs and snowmobiles. We continue to develop and provide new battery sizes for varying applications to meet customer and market needs, and expand into new chemistries such as our Adventure Power® Phantom line of lithium iron phosphate batteries.

  We also stock and distribute a broad range of UPG-branded and private-label batteries of most chemistries, including nickel-cadmium, lithium, lithium polymer, nickel metal hydride, alkaline and carbon-zinc batteries, which are used primarily in consumer electronic products.

  Our proprietary brands include the names Universal Battery®, Adventure Power®, Adventure Power® Phantom™ and Ecotricity™.

  As a result of our acquisition of Progressive Technologies, Inc. ("PTI") in April 2011, we now assemble lithium-ion battery packs among other custom battery packs for specialized OEMs in the medical, technology, government and military markets. We are also one of the first authorized Panasonic modification centers in the United States.

- ***Power accessories.*** To complement our battery offerings, we have an expanding line of power inverters, battery chargers for various applications such as automotive, marine, hunting, motorcycles and medical scooters; and trailer break-away kits. We also offer tailored charging solutions for specialized applications.

  Under our licensing agreement with Eveready Battery Company/Energizer, we developed a line of Energizer-branded automotive battery chargers and maintainers, automotive jump-starters and power inverters, which we sell to our customers. Our agreement with Energizer expired December 31, 2012.

  Our renewable power products now include our Ecotricity™ solar power generators, solar panels, chargers and kits for use in various applications, including emergency preparedness and outdoor recreational activities such as hunting and camping.

- ***Security products.*** We offer a broad line of residential and commercial security products including alarm kits, perimeter access controls, transformers, sirens, horns, wire and cable and other related products.

We continue to actively seek and develop new alliances that provide us with new products to offer to our existing and potential customers.

Our third-party logistics services include:

- ***Inventory sourcing and procurement.*** We effectively source products for our customers and help lower their costs through strategic relationships with manufacturers in Asia. We see this as a competitive advantage that will help us further secure and enhance customer relationships. Depending on customer needs, we can arrange to have the manufacturer ship directly to them or, alternatively, we can stock inventory for a customer in our warehouse according to their inventory needs and deliver as required. In some situations, based on customer qualification, we purchase and take ownership of the inventory on the customer's behalf. Traditional logistics and fulfillment providers merely warehouse and distribute products leaving inventory ownership to the customer. We believe our ability to offer adaptive, flexible and tailored solutions to our customers gives us a competitive advantage.

- ***Warehousing and distribution.*** Our primary logistics center is located in Coppell, Texas, a suburb that is part of the Dallas-Fort Worth metroplex. This prime location allows easy access to national and international markets and enables us to facilitate efficient, quick delivery and fulfillment of products nationwide. We also have regional logistics centers in Atlanta, Georgia and Las Vegas, Nevada, which provide additional distribution points to support additional and varying customer needs.

- ***Engineering design assistance, custom assembly and kitting.*** We offer engineering design assistance services for specialized applications. As an example, we have the ability to develop and assemble custom battery packs for a variety of applications, including medical, surveillance, military, security and leisure. We have the ability and expertise to service small businesses as well as OEMs and other customers with larger scale projects. Battery packs are custom assembled to order in nearly all instances and depending on scope of requirements; our customers have the flexibility of having packs assembled in-house or in China. As a value-added service, we also custom kit and repackage products and components into shippable units.

- ***Graphic design and marketing.*** We offer branding, packaging design and marketing services to assist customers in bringing their product from development to packaged product. In some instances, we help promote and sell the finished product through our sales and marketing team, trade shows and established distribution network.

- ***Recycling.*** As an additional value-added service to our customers, and in doing our part in environmental conservation, we help coordinate pick up of all their used or "spent" SLA batteries with EPA authorized haulers to deliver to EPA authorized smelters for recycling. In addition, we offer battery replacement programs in which we administer the logistics of getting batteries to consumers with return instructions for shipping the used batteries back to our facilities for recycling.

Growth Strategy

Our objective is to become a leading global supplier and distributor of batteries and related power accessories and a leading provider of third-party logistics services. Our long-term growth strategy includes the following:

- ***Increase our product offerings through product development and strategic partnerships.*** We intend to offer new products that complement those already within our portfolio and expand our product lines to include a more comprehensive offering of batteries, chargers, inverters, jumpstarts and other power accessories. In addition, we plan to continue to monitor technological advances and changes in consumer preferences, expand our relationship with existing suppliers and forge alliances with strategic partners.

- ***Increase value-added service offerings.*** We intend to continue to enhance our service offerings including product development, engineering, graphic design, custom battery-pack assembly and battery recycling programs. Our goal is to be a complete solution to our customers where they can consolidate their processes and product needs and benefit from convenience and greater operational efficiencies.

- ***Identify new customers and new markets.*** We intend to pursue new customers and new markets through traditional sales and marketing activities. We believe that the trend towards technological advances and the increased demand for mobility and portability will in turn result in greater demand for our batteries and related power accessories and open up new opportunities and markets globally. In addition to the United States, we currently serve customers in Canada, England, Ireland, Japan, China and Australia. Part of our growth strategy is to further develop new accounts in Europe and Latin America and establish additional logistics centers in strategic locations.

- ***Expand our logistics service offerings.*** We are dedicating more resources to market our logistic and supply chain capabilities. We believe that one of the most efficient ways to attract new customers and expand relationships with existing customers is to expand and enhance our logistics service. We continue to add to our offerings and explore other value-added solutions such as freight forwarding and shipping, customs and brokerage, real-time visibility, electronic order entry and rapid order processing.

- ***Enhance information technology capabilities.*** We provide a customized web portal interface for our customers allowing them to easily place orders online with access to and management of their fulfillment needs. We believe that in the coming years an increasing number of transactions in this industry will be processed online. As a result, we plan to expand further the functionality and utilization of our website in such a way that it will become more accessible and user-friendly.

Quality Controls and ISO Certification

We adhere to a quality management system that ensures that our operations meet the prevailing standards of quality control programs and traceability procedures. As a result, our distribution facilities have successfully completed procedure and quality audits and earned certification under the international quality standard of ISO 9001:2008. Our facility in North Carolina is both ISO 9001 and ISO 13485 certified. The International Standards Organization (ISO), created by the European Economic Community (EEC), established this quality standard. The ISO created uniform standards of measuring processes, traceability, procedures and quality control in order to assist and facilitate business within the EEC. This voluntary certification is a testimony of our commitment to provide products that enhance customer satisfaction and the assurance of conformity to customer and applicable regulatory requirements.

Product safety is a top priority and all of our products that have electrical or mechanical concerns are safety tested and approval listed by UL, CUL, CSA, CE, TUV, or other standards agencies as required by and relevant to each customer's business location. These agency listings ensure that our products adhere to specific quality and consistency standards.

Customers

Our customers include OEMs, contract electronics manufacturers, distributors, retailers and electronics manufacturing service providers that serve a broad range of industries including: automotive, marine, powersports and recreation, medical mobility and other medical equipment, security and surveillance, consumer goods and electronics, telecommunications and solar. Our customer list includes approximately 3,000 active accounts. We define an active account as any customer who has purchased goods from us within the last two years.

We expect that demand for our services and, consequently, our results of operations will continue to be sensitive to domestic and global economic conditions and other factors we cannot directly control. As such, our focus will remain on diversifying product lines, service offerings, expanding our relationship with our current customers and adding new accounts through our field and in-house sales and marketing teams.

Sources and Availability of Products

We purchase products from both domestic and foreign manufacturers. In 2012, we purchased products from over 200 suppliers. Approximately 84% of our purchases were from foreign suppliers and 16% were from domestic suppliers. In comparison, approximately 71% of our purchases were from foreign suppliers and 29% were from domestic suppliers in 2011.

Historically, we have had significant long-term relationships with manufacturers located in Asia, principally China, which, we believe, gave us favorable pricing and delivery schedules. However, in May 2011, the government of China implemented a broad-based inspection program for manufacturing facilities dealing with hazardous materials, including lead, which is the primary raw material for our sealed lead-acid batteries, our largest product line. As a result of these inspections, the Chinese Ministry of Environmental Protection closed a significant number of plants accounting for more than 70% of China's sealed lead acid battery production. These closures caused production and delivery delays that adversely affected our entire industry, and we faced delays from a number of factories through the first nine months of 2012. We have since aligned ourselves with additional suppliers located in Taiwan, Malaysia and Vietnam. We believe that these new strategic supplier partnerships will generate additional opportunities to enhance productivity and efficiency in our supply chain. Part of this strategy includes working closely with our suppliers to improve the competitive advantages of the products, refine production schedules and better manage lead times to reduce inventory requirements. While this move resulted in some price increases based on more general wage inflation across China and other parts of Asia, as well as the economics of spreading our orders across a larger number of suppliers, we believe we are much less susceptible to supply chain disruptions. We continue to seek opportunities to supplement our supply base through potential partnerships with other suppliers throughout Asia.

Competition

We compete with numerous, well-established companies, many of which are larger and have greater capital and management resources than we do. Our principal competitors include battery manufacturers, distributors and logistics companies, which provide supply chain management services, as well as companies, like us, that are both distributors and logistics providers and distributors. However, because of our broad platform of battery, power accessory, security products and our third-party logistics expertise, we believe we have a competitive advantage. Our competitors include international, national, regional and local companies in a variety of industries.

We compete primarily based on price, inventory availability, flexibility, scope of services, quality of products and services, delivery time and customer relationships. Our ability to remain competitive largely depends on our ability to:

(i) continue to source products competitively and efficiently;

(ii) develop new and alternative sources that are comparable in terms of price and quality; and

(iii) anticipate and respond to customer demands and preferences and trends affecting the industry such as new product introductions and pricing strategies, consumer and demographic trends, international, national, regional and local economic conditions including those affecting prices of raw materials and shipping.

Distribution

In the battery and power accessory business, we compete with battery and other electronics distributors or manufacturers. We offer a wider range of battery chemistries and related power accessories and can be more responsive in developing niche markets and responding to customer needs, market changes and other trends.

We are increasingly finding that manufacturers, particularly foreign manufacturers, are competing against us, marketing and selling their products directly to OEMs, distributors and retailers, importers, brokers and e-commerce companies. Foreign manufacturers, particularly those located in low-cost jurisdictions such as Latin America and Asia, generally have a price advantage but most lack the market expertise, infrastructure and value-added offerings that we offer.

Third-Party Logistics

In the third-party logistics business, we compete with traditional logistics service providers. In general, many of these companies provide freight transportation services but could also provide supply chain management solutions. In comparison, we provide limited in-house freight transportation services. This could make us a less attractive alternative to some potential customers. However, we do engage freight forwarding companies to work with us on consolidating and securing price competitive freight transportation services. We also compete directly with large overnight shipping companies who have begun to market themselves as supply chain management services providers.

We differentiate ourselves from other logistics companies in our overall knowledge, experience and understanding of customer needs and requirements coupled with our breadth of services. We believe our competitive advantages include the following:

- ***Well-established sourcing contacts.*** Our established relationships with qualified manufacturers in Asia, principally China, enable us to provide our customers with competitive pricing, reliable quality and timely shipments.

- ***Key customer relationships.*** Over the last two years, we have served approximately 3,000 customers, from sole proprietors and small businesses to many large, national, regional and local distributors and retailers.

- ***Extensive inventory permits prompt response to customer needs.*** We stock a broad range of products according to customer and seasonal needs. With extensive inventory covering 75 classes of products and approximately 3,000 SKU's, we can satisfy most customer demands immediately.

- ***National distribution.*** Our primary logistics center and warehouse facility is strategically located in the Dallas, Texas metroplex; regional logistics centers are located in Atlanta, Georgia and Las Vegas, Nevada. As a result, we can deliver products to almost any location in the continental

United States within 24 to 48 hours.

- ***Value-added services.*** We offer additional services not commonly provided by other third-party logistics or supply chain services providers, such as sourcing, custom kitting, battery pack assembly, product development, private labeling and coordinating customers with licensed EPA approved handlers for their battery recycling efforts. In addition, we offer battery replacement programs to customers where we administer the logistics of battery replacement and recycling.

- ***Broad industry experience; experienced management and support professionals.*** We have been in business for more than 40 years and have extensive knowledge of our markets and products. We also have a dedicated and experienced management team coupled with an excellent sales and customer support staff.

- ***Reputation for quality.*** Since our inception, we have built a reputation based on the quality of our products, the timeliness of our deliveries and our responsiveness to customer needs. We believe that our commitment to customer satisfaction and our sourcing expertise have helped us in the industry as a premier supplier of batteries and related power accessories. We have been ISO 9001:2008 certified since October 2003.

Marketing and Sales

We employ marketing, sales and sales support to actively pursue new business opportunities and to retain and grow existing accounts. We also engage outside sales representatives. We use a variety of techniques to market our products including:

(i) participation in industry tradeshows;

(ii) direct marketing through personal visits to customers by management, sales and outside sales representatives;

(iii) general advertising and marketing support from component manufacturers;

(iv) telemarketing;

(v) sales referrals; and

(vi) presence on the web.

We are pursuing more advertising including direct mail, additional trade and magazine publications and online advertising as our product offerings and customer base determine.

Customer retention and strengthening current relationships is important to us, and we emphasize this throughout our organization. We continue to emphasize the development of national and global accounts while aggressively where we can leverage our array of services. The larger, more complex accounts typically have many requirements ranging from very detailed standard operating and product approval procedures to customized information technology integration requirements. We believe our consistent growth, cost optimization and adaptability to customer needs has enabled us to more effectively compete for and obtain many new accounts.

Intellectual Property

We own a number of trademarks, trade names, service marks and service names, some of which are registered. These marks and names include the following: Adventure Power®, Phantom™, Universal Battery®, All in One®, Ecotricity™, Charge N' Start®, Starter-Up™, UNILOK®, Stay Powered™ and UPG™. We believe that these marks are important and have helped us develop a brand identity in certain markets and in connection with certain products.

Until December 31, 2012, we also licensed the Energizer® name and logo on a non-exclusive basis from Eveready Battery Company for products covered under the licensing agreement.

On December 19, 2012, we acquired the Kinetik brand, trademarks and intellectual property from OD Distributors, LLC. a Toledo, Ohio based industry leader in power for high end car audio applications.

Warranties

We offer product warranties of various lengths ranging from 90 days to three years. We also pass along any applicable manufacturer's warranty. Our product warranties cover manufacturer's defects and require return material authorization. To date, we have had minimal warranty claims.

Government Regulation and Environmental Matters

Except for usual and customary business licenses, permits and regulations, our business is not subject to governmental regulations or approvals. We believe that we comply with all relevant federal, state and local environmental regulations and do not expect to incur any significant costs to maintain compliance with such regulations. Failure to comply with applicable regulations or to maintain required permits or licenses could result in substantial fines or revocation of our permits or authorities. We cannot give assurance as to the degree or cost of future regulations on our business.

All of our SLA batteries are non-hazardous Class 60 batteries, and therefore are not subject to laws, rules and regulations that deal with the handling of hazardous materials. However, we do offer to our customers as a value-added service, coordination of used SLA battery recycling. Our lithium batteries are designated as Class 9 or hazardous. We work with manufacturers certified in handling and packaging these batteries.

Employees

At December 31, 2012, we had 108 employees, all of whom were full-time. We do not have collective bargaining agreements with respect to any of our employees. We have not experienced any work stoppages, and we believe we have good relations with our employees.

Corporate History

We were organized in July 1968 under the laws of Texas. Our principal executive office is located at 788 S. Royal Lane, Coppell, Texas 75019, and our telephone number is (469) 892-1122. Our web address is *www.upgi.com*.

Until May 4, 2012, we had two active subsidiaries: Monarch Outdoor Adventures, a Texas limited liability company, d/b/a Monarch Hunting, located at 6112 West Pioneer Parkway (Highway 303), Arlington, Texas 76013; and ProTechnologies, Inc., a North Carolina corporation, located at 331 ShelleyBrook Dr., Pilot Mountain, North Carolina 27041. On May 4, 2012, we sold all of the issued and outstanding membership interests of Monarch Outdoor Adventures. We also have two inactive wholly owned subsidiaries incorporated in Texas.

Until December 20, 2006, we operated as a wholly owned consolidated subsidiary of Zunicom, Inc. ("Zunicom"), a Texas corporation. Zunicom's stock is quoted on the OTC Markets under the symbol "ZNCM." On December 21, 2006, we sold 2,000,000 shares and Zunicom sold 1,000,000 shares of our common stock in an underwritten initial public offering ("IPO") reducing Zunicom's ownership interest in us to 40%. Notwithstanding the fact that Zunicom no longer owns a controlling interest in us, it still has significant influence.

Available Information

We are not including the information contained on our website as part of, or incorporating it by reference into, this annual report on Form 10-K. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (the "SEC"). You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, all of the reports that we, and our officers and directors, file with the SEC are available, free of charge, on the web at www.sec.gov.

ITEM 1A. RISK FACTORS

In addition to other information in this Form 10-K, the following risk factors should be carefully considered in evaluating our business, including our financial statements and the notes to those statements, and us. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could negatively impact our business, results of operations or financial condition in the future. If any of the following risks and uncertainties develops into actual events, it could have an adverse impact on our business, results of operations or financial condition. Actual results could differ materially from those projected in the forward-looking statements contained in this Form 10-K because of the risk factors discussed below and elsewhere.

Risks Relating to Our Business.

We rely on a limited number of suppliers for the majority of products we sell. If any of these suppliers fails or refuses to provide us with products on a timely basis or if they provide us with products of inferior quality, our business and financial performance could adversely affected.

All of our products are manufactured and/or assembled by third parties, many of which are located in Asia. We depend on these third parties to supply us with quality products in a timely and efficient manner. If they fail to do so, we may have to find other sources to meet our inventory needs. This could result in increased costs that we may not be able to pass on to our customers, lost sales opportunities, and/or a decrease in customer satisfaction, which could damage our reputation. Historically, we have had one major battery supplier that accounted for 30% and 46% of our inventory purchases in 2012 and 2011, respectively. In 2012, we have sourced additional battery supplier that accounted for 12%. Given the volume of our purchases from these factories, we believe we were able to obtain preferential delivery and pricing, which, we further believe provided us with a competitive advantage.

In 2011, the Chinese government forced our largest supplier to shut down which caused us to increase our purchases from other suppliers and to find additional suppliers. While this mitigates the supply chain risk somewhat, it does not eliminate it. In addition, we cannot assure you that our new suppliers will be able to provide us with the same competitive advantages that we enjoyed with our former principal supplier. If these new suppliers cannot provide us with sufficient product in a timely manner or if the quality of their product is inferior or if the price at which they are willing to sell product to us is not competitive, our reputation as well as our business and financial results could be adversely impacted.

Our revolving credit agreement contains restrictive covenants that could impede our growth and our ability to compete.

Our working capital requirements are significant. To fund our operations we rely on cash flow from operations and a $30.0 million working capital revolving credit facility. The credit facility restricts us in many ways and these restrictions, as well as the amount of the debt we carry at any one time, may have an adverse impact on our business.

First, all of our assets, including inventory and receivables, secure the indebtedness under the credit facility. If we were to breach any of the terms of our agreement with the bank and the bank were to exercise its right to declare a default and a court of competent jurisdiction determined that we are in default, the bank could foreclose on its security interests. Any foreclosure action could cause us to seek protection under the federal bankruptcy code, which, in turn, would have a material adverse effect on our ability to operate at a level required to maintain or achieve profitability and as a result, adversely impacting our business.

Second, the agreement contains customary negative covenants restricting our ability to take certain actions without the lender's consent, including incurring additional indebtedness, transferring or encumbering assets, and acquiring other businesses. Upon certain specified events of default, including failure to pay, bankruptcy, breach of covenants and breach of representations and warranties the lender could accelerate the due date for the repayment of the loan.

Third, the agreement requires us to maintain various financial ratios and satisfy various other financial and operating requirements and conditions. In addition, our failure to satisfy these ratios, requirements and conditions could result in a breach of the loan covenants, giving the bank the right to declare a default and commence proceedings to collect the debt. Our ability to satisfy these ratios, requirements and conditions may be effected by events that are beyond our control. These ratios, requirements and conditions together with the negative covenants may restrict or limit our operating flexibility, limit our flexibility in planning for and reacting to changes in our business and make us more vulnerable to economic downturns and competitive pressures.

Fourth, our ratio of total liabilities to total market capitalization may exceed that of other companies in our industry. As a result, an investment in us could be more risky than an investment in our competitors. In addition, the total amount of our debt makes us particularly susceptible to changes in general economic conditions or even adverse changes in the financial condition in one or more of our significant customers. To meet our operating and debt service requirements, which are significant, we must take steps to assure that our existing customer base is comprised of businesses having financial resources sufficient to assure timely payment for our product shipments and that we identify creditworthy potential customers.

Finally, the borrowings under our credit facility are and will continue to be at a variable rate based upon prevailing interest rates, which exposes us to risk of increased expense if interest rates rise.

Any disruption in our ability to move our goods from the manufacturers to our logistics centers or from our logistic centers to our customers could result in lost business.

Substantially all of our products are manufactured outside the United States, and most of our products are then shipped from one of our logistics centers to our customers. As a result, we depend on third parties, principally shippers and shipping brokers, freight forwarders and customs brokers, to facilitate our transportation needs. Transportation delays or interruptions, such as those caused by labor strikes, natural disasters, terrorism, inspection delays, import restrictions, bad weather or acts of war, could impede our ability to deliver our products to our customers on a timely basis. These delays could damage our reputation and materially and adversely affect our operations and financial condition. In addition, these interruptions could increase our costs, if, for example, we are forced to ship our products via air rather than ocean freight or if insurance costs were to increase significantly because of terrorism or acts of war.

We depend on foreign manufacturers, which expose us to various financial, political and economic risks.

For the years ended December 31, 2012 and 2011, we purchased approximately 84% and 71%, respectively, of our products through foreign sources, predominantly in China. In some instances, particularly when we are dealing with a new supplier, we are required to finance the tooling cost that the factory incurs to meet our requirements. We are at risk if the factory cannot deliver the goods to us. The following could adversely affect our ability to sell certain products:

- increases in tariffs or duties;
- changes in trade treaties;
- strikes or delays in air or sea transportation;
- future legislation with respect to pricing and/or import quotas on products imported from foreign countries;
- changes in local laws and regulations;
- natural disasters such as earthquakes, hurricanes and tsunamis;
- wars, hostilities or other military activity;
- expropriation of private enterprises;
- currency limitations including restrictions on repatriation or transfer of funds; and
- turbulence in offshore economies or financial markets.

Other governmental actions and policy changes, including anti-dumping and international antitrust legislation, could also adversely affect our ability to be competitive with respect to sales of products made up of imported components.

Currency fluctuations could have a negative impact on our results of operations.

Although we record all of our transactions in U.S. dollars, adverse currency fluctuations could have one or more of the following consequences:

- make components manufactured abroad more expensive;
- cause shortages due to unfavorable export conditions; or
- cause foreign suppliers to limit exports to the United States.

Significant changes in the value of the Chinese currency, Reminbi, relative to the U.S. dollar increases the cost of goods and raw materials for Chinese manufacturers, which they incorporate into the price of goods that we purchase from them. However, if we are unable to pass any such price increase onto our customers our profit margins will be reduced. We cannot assure you that future currency fluctuations will not have a material adverse effect on our operating results in the future.

Some of our customers operate in industries that are cyclical, which causes our operating results to fluctuate significantly.

Many of the products that rely on batteries and related power accessories constitute discretionary purchases. Consumer spending is unpredictable and affected by many factors, including interest rates, consumer confidence levels, tax rates, employment levels and general economic conditions. As a result, a continued recession in the general economy or other conditions affecting disposable consumer income and retail sales would likely reduce our sales.

We cannot predict the timing or the severity of the cycles within our industry. In particular, it is difficult to predict how long and to what levels any industry upturn or downturn and/or general economic weakness will last or what impact terrorism, war, or other factors may have on our industry. The electronic components distribution industry historically been affected by general economic downturns. These economic downturns have often had an adverse economic effect upon manufacturers, end-users of electronic components and electronic components distributors. Our industry also directly depends on the continued growth of the electronic components industry and indirectly on end-user demand for our customers' products. The timing of new product developments, the life cycle of existing electronic products and the level of acceptance and growth of new products can also affect demand for electronic components. Due to changing conditions, our customers have experienced and may in the future experience, periods of inventory corrections that could have a significant negative impact on our results. We have supported in the past and expect in the future to support new technologies and emerging markets. If these new technologies and emerging markets are not widely accepted, our operating results could suffer significantly. Our operating results have significantly fluctuated in the past, and will likely fluctuate in the future, because of these market changes and factors.

Our industry is susceptible to supply shortages and price volatility. Any delay or inability to obtain components or a significant increase in the price of components may have an adverse effect on our operating results.

The electronics industry, in general, has been susceptible to supply shortages and price volatility. In part, these conditions are attributable to the price of lead and copper, the two principal raw materials used to manufacture electronic components, and the price of oil, which affects both manufacturing costs and shipping costs. Over the past few years, prices for lead and copper have increased significantly. In addition, the price of oil, a key factor in determining shipping rates, has been extremely volatile over the last couple of years. These price increases could lead to supply shortages as manufacturers hold up or delay production in the hope that prices will come down or because they do not have the capital to continue purchasing raw materials at the same level. These shortages could adversely impact our ability to satisfy customer demands, impairing not only our financial performance but jeopardizing our ongoing relationships with our customers. In addition, it is not always possible to pass along these price increases to our customers, which would have an unfavorable impact on our gross margins and overall profitability. On the other hand, because of price decreases, which are also possible when dealing with commodity-based products, we may experience periods when our investment in inventory exceeds the market price of such products. This could have a negative impact on our sales and gross profit.

Our business model assumes that distributors will continue to play a significant role in the electronics industry, as traditional distributors, as logistics providers or as both. A reversal of the trend for distributors to play an increasing role in the electronic components industry could adversely affect our business.

Traditionally, distributors have played an important role in the electronics industry serving as the bridge between the component manufacturers and OEMs, wholesalers and retailers. In recent years, there has been a growing trend for OEMs and contract electronics manufacturers to outsource their procurement, inventory and materials management processes to third parties, particularly electronic component distributors. We believe this trend has contributed and will continue to contribute to our growth. However, because of the Internet and other recent developments contributing to the "global economy," OEMs and retailers have the opportunity to contract directly with the component manufacturers, bypassing the distributors. If direct contact becomes an industry trend, it could have a material and adverse impact on our net sales.

Competition in our industry is intense, which creates significant pricing pressures on our products and services. If we cannot compete effectively, it would have an adverse impact on our gross margins and profitability and on the market price of our stock.

We compete with numerous, well-established companies, many, if not most of which are larger and have greater capital and management resources. In addition, we are increasingly finding that manufacturers, particularly foreign manufacturers, are competing against us. In our industry, price is the primary competitive factor, as well as, inventory availability, scope of services, quality of products and services, delivery time and customer relationships. We expect competition to intensify in the future. To the extent our competitors have superior financial resources, they may be better able to withstand price competition and implement extensive promotional programs. They may also be able to offer a broader range of services.

Our ability to remain competitive will largely depend on our ability to continue to source the products we sell at competitive prices, control costs and anticipate and respond to various trends affecting the industry. These factors include new product introductions and pricing strategies, changes in customer preferences and requirements, consumer trends, demographic trends and international, national, regional and local economic conditions. New competitors or competitors' price reductions or increased spending on marketing and product development, as well as any increases in the price of raw materials that our suppliers pass on would have a negative impact on our financial condition and our competitive position, as larger competitors would be in a better position to bear these costs and price increases. We cannot assure you that we will be able to compete successfully against existing or new companies.

Disruption in our logistics centers may prevent us from meeting customer demand and our sales and profitability may suffer as a result.

We manage our product distribution in the continental United States through our operations in Carrollton, Texas and two regional logistics centers located in Atlanta, Georgia and Las Vegas, Nevada. A serious disruption, such as earthquakes, hurricanes, tornados, floods, or fires, at any of our logistics centers could damage our inventory and could materially impair our ability to distribute products to customers in a timely manner or at a reasonable cost. We could incur significantly higher costs and experience longer lead times associated with distributing products to customers during the time that it takes us to reopen or replace a distribution center. As a result, any such disruption could have a material adverse effect on our business.

If we are unable to protect our intellectual property, it could adversely impact our ability to compete effectively.

We regard our trademarks, trade names, service marks, service names, trade secrets and other intellectual property rights to be important to our success. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. We rely on trademark law, statutory and common law, trade secret protection and confidentiality agreements with our employees, and with our customers and vendors whenever possible, to protect our intellectual property rights. Not all of our customers and vendors agree to these provisions, and the scope and enforceability of these provisions is uncertain. In addition, even if our intellectual property rights are enforceable in the United States, they may not be enforceable in other countries. As a result, despite these precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Moreover, we may have to resort to litigation, which is expensive and time-consuming and would divert management's attention from our core business.

We may be required to incur substantial expenses and divert management attention and resources in defending intellectual property litigation against us or prosecuting others for their unauthorized use of our intellectual property.

We cannot be certain that products we purchase from our suppliers do not and will not infringe on issued patents or proprietary rights of others. Any claim, with or without merit, could result in significant litigation costs and diversion of resources, and could require us to enter into royalty and licensing agreements, all of which could have a material adverse effect on our business. We may be unable to obtain such licenses on commercially reasonable terms, or at all, and the terms of any offered licenses may not be acceptable to us. If forced to cease using such intellectual property, we may not be able to develop or obtain alternative technologies. An adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing, using, or selling certain of our products, which could have a material adverse effect on our business.

Furthermore, parties making such claims could secure a judgment awarding substantial damages as well as injunctive or other equitable relief that could effectively block our ability to make, use, or sell our products in the United States or abroad. A judgment like that could have a material adverse effect on our business. In addition, we are obligated under certain agreements to indemnify our customers or other parties if we infringe the proprietary rights of third parties. Any required indemnity payments under these agreements could have a material adverse effect on our business.

As part of our long-term growth strategy, we may undertake strategic acquisitions. If we are unable to address the risks associated with these acquisitions, it could adversely impact our business operations and financial performance.

We continue to look for other acquisition opportunities that we believe will expand or complement our existing business or is necessary or desirable to protect our market position. In pursuing acquisition opportunities, we may compete with other companies having similar growth and investment strategies. Competition for these acquisition targets could result in increased acquisition costs and a diminished pool of businesses, technologies, services or products available for acquisition. If we are unable to consummate acquisitions at all or at a reasonable cost or if we are unable to effectively integrate acquisitions with our existing operations, our ability to compete may be impaired. Assimilating acquired businesses involves a number of other risks, including, but not limited to the following:

- disrupting our business;
- incurring additional expense associated with a write-off of all or a portion of the related goodwill and other intangible assets due to changes in market conditions or because acquisitions are not providing the expected benefits;
- incurring unanticipated costs or unknown liabilities;
- managing more geographically-dispersed operations;
- diverting management's resources from other business concerns;
- retaining the employees of the acquired businesses;
- maintaining existing customer relationships of acquired companies;
- assimilating the operations and personnel of the acquired businesses; and
- maintaining uniform standards, controls, procedures and policies.

We cannot assure you that we will be able to consummate acquisitions that we believe are necessary or beneficial to our business and/or operations at all or on terms that are reasonable or that we will be able to integrate the acquired business or assets in a timely, efficient or effective manner.

Rapid growth in our business could strain our managerial, operational, financial, accounting and information systems, customer service staff and office resources. If we fail to manage our growth effectively, our business may be negatively impacted.

In order to achieve our growth strategy, we will need to expand all aspects of our business, including our computer systems and related infrastructure, customer service capabilities and sales and marketing efforts. We cannot assure you that our infrastructure, technical staff and technical resources will adequately accommodate or facilitate our expanded operations. To be successful, we will need to continue to improve our financial and managerial controls, billing systems, reporting systems and procedures, and we will need to continue to expand, train and manage our workforce. In addition, as we offer new products and services, we will need to increase the size and expand the training of our customer service staff to ensure that they can adequately respond to customer inquiries. If we fail to adequately train our customer service staff and provide staffing sufficient to support our new products and services, we may lose customers.

Our success to date and our future success depend on our senior executives and other key personnel. If we lose the services of any of these individuals, our business will suffer.

We depend substantially on the efforts and abilities of our senior executives and other key personnel. Our business and operations may be adversely impacted by the loss or interruption of the full-time service of one or more of these employees or if we cannot replace any of our senior executives or key employees quickly with someone of comparable skills.

If we become subject to product returns or product liability claims resulting from defects in our products, we may face an increase in our costs, a loss of customer and damage to our reputation or a delay in the market acceptance of our products.

The products that we sell are complex and may contain undetected defects or experience unforeseen failures. We cannot assure you that the products we sell, despite any safety certification they may carry, are free of all defects. Even though we are not a manufacturer, as part of the supply chain, we may be named as a defendant in a lawsuit for property damage or personal injury resulting from defects in the goods we handle. If that happens, we may be forced to undertake a product recall program, which could cause us to incur significant expenses and could harm our reputation and that of our products. In addition, a product liability claim brought against us, even if unsuccessful, would likely be time-consuming, diverting management's attention from sales and product development efforts and costly to defend. If successful, such claims could require us to make significant damage payments in excess of our insurance limits.

We are subject to various governmental regulations that could adversely affect our business.

Our operations are subject to various federal, state, and local regulatory requirements relating to employees, environmental, product disposal, and health and safety matters. We could become subject to liabilities because of a failure to comply with applicable laws and incur substantial costs to comply with existing, new, modified, or more stringent requirements. Demand for our products could also be affected by applicable state and local laws and regulations.

Risks Related to Our Stock

Our common stock is "thinly traded". If an active market does not develop for our securities, you may not be able to sell our common stock when you want.

Since our stock began trading in December 2006, daily trading volume has been erratic. An active trading market in our common stock may never develop. An illiquid market makes it more difficult for you to sell our stock should you desire or need to do so. Even more, the market price of our securities may be volatile, fluctuating significantly in response to a number of factors, some of which are beyond our control. These factors include:

- quarterly and seasonal variations in operating results;
- changes in financial estimates and ratings by securities analysts;
- announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;
- publicity about our company, our services, our competitors or business in general;
- additions or departures of key personnel;

- fluctuations in the costs of materials and supplies;
- any future sales of our common stock or other securities; and
- stock market price and volume fluctuations of publicly-traded companies in general and in the electronic industry in particular.

Zunicom is our largest shareholder and has significant influence over us, which may result in conflicts of interest, or the appearance of such conflicts, and may adversely impact our value and the liquidity of our stock.

Zunicom owns approximately 41% of our outstanding common stock. William Tan, our chairman, is also the chairman of Zunicom. Ian Edmonds, our president, chief executive officer, interim chief financial officer, a member of our board of directors (the "Board") and the son-in-law of Mr. Tan, is also a member of the board of directors of Zunicom. As a result, Zunicom has significant influence over all matters requiring approval by our stockholders, including the election and removal of directors, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of influence could be disadvantageous to other stockholders with different interests, which could result in reducing our profitability. In addition, this concentration of share ownership, and the appearance of conflicts, even if such conflicts do not materialize, may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with a significant concentration of ownership among a limited number of shareholders.

Future sales or the potential for sale of a substantial number of shares of our common stock could cause the trading price of our common stock to decline and could impair our ability to raise capital through subsequent equity offerings.

Sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our stock to decline and could materially impair our ability to raise capital through the sale of additional equity securities. We have 5,020,000 shares of common stock issued and outstanding and an additional 1,980,000 shares of common stock reserved for issuance under our 2006 Stock Option Plan, of which 1,433,842 are issuable upon exercise of outstanding options having a weighted average exercise price of $3.47

However, since our IPO, shares of our common stock have been "thinly-traded" in the public market. Future sales, or even the possibility of future sale by us of additional equity securities, may cause a decline in the market price of our common stock.

We may issue shares of preferred stock in the future, which could depress the price of our stock.

Our corporate charter authorizes us to issue shares of "blank-check" preferred stock. The Board has the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further shareholder approval. As a result, the Board could authorize the issuance of a series of preferred stock that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends before dividends are declared to holders of our common stock, and the right to the redemption of such preferred shares, together with a premium, prior to the redemption of the common stock. To the extent that we do issue such additional shares of preferred stock, the rights of the holders of our common stock could be impaired thereby, including, without limitation, with respect to liquidation.

Texas law and provisions of our amended and restated articles of incorporation and bylaws could deter or prevent takeover attempts by a potential purchaser of our common stock that would be willing to pay you a premium for your shares of our common stock.

Our amended and restated articles of incorporation and bylaws and the corporate laws of the State of Texas include provisions designed to provide the Board with time to consider whether a hostile takeover offer is in our and shareholders' best interests, but could be utilized by the Board to deter a transaction that would provide shareholders with a premium over the market price of our shares. These provisions include the following: (i) the availability of authorized but unissued shares of common stock for issuance from time to time at the discretion of the Board; (ii) the availability of authorized shares of preferred stock, the number of which to be issued from time to time and their terms and conditions being solely in the discretion of the Board; (iii) provisions in our Bylaws enabling the Board to increase the size of the Board and to fill the vacancies created by the increase; and (iv) provisions in our Bylaws establishing advance notice procedures with regard to business to be presented at shareholder meetings or to director nominations (other than those by or at the direction of the Board). The Texas Business Organization Code also contains provisions intended to protect shareholders and prohibit or discourage various types of hostile takeover activities. These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances where our shareholders might otherwise receive a premium over the market price of our shares. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

We do not anticipate paying dividends in the near future. This could make our stock less attractive to potential investors.

We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business, and we do not intend to declare or pay any cash dividends in the future. Future payment of cash dividends will be at the discretion of the Board after taking into account many factors, including our operating results, financial condition and capital requirements.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our executive offices are located 488 S. Royal Lane, Coppell, Texas 75019.

On October 31, 2012, we entered into a lease agreement for 208,800 square feet in Coppell, TX for our corporate headquarters and warehouse. The lease term is from March 2013 through September 31, 2023. Under the terms of the lease, the landlord agreed to waive all rent payments through September 2013. Beginning in October 2013, the base monthly rent will be $46,980 from October 2013 through February 2014; $48,720 from March 2014 through August 2015; $52,200 from September 2015 through August 2017; $54,810 from September 2017 through August 2019; $57,420 from September 2019 through August 2021; and $60,900 from September 2021 through September 2023. Prior to March 2013, since February 1, 2002, our corporate headquarters and warehouse were located at 1720 Hayden Drive, Carrollton, Texas.

On April 30, 2008, we entered into a lease agreement for 21,427 square feet of warehouse space in Las Vegas, Nevada. In November 2011, we renewed the lease through October 31, 2015. Under the lease, the base monthly rent for the remaining lease term is: $12,359 from March 2013 through October 2013; $12,730 from November 2013 through October 2014; and $13,112 from November 2014 through October 2015.

On September 10, 2010, we entered into a lease agreement for 22,800 square feet of warehouse space in Hapeville, Georgia, a suburb of Atlanta. The lease term is from October 2010 through January 31, 2014. The base monthly rent for the remaining term of the lease is: $6,251 through September 2013; and $6,441 from October 2013 through January 2014.

On April 20, 2011, concurrent with the acquisition of PTI, we entered into a lease agreement for 20,000 square feet of office and assembly space in Pilot Mountain, North Carolina. The lease term is from April 20, 2011 through April 30, 2016. For the term of the lease, the base monthly rent is $8,250.

ITEM 3. LEGAL PROCEEDINGS

We are not currently party to any legal proceedings other than those arising in the ordinary course of business, which management does not believe will have a material adverse effect on our financial position, operating results, or cash flows.

ITEM 4. MINE SAFETY DISCLOSURE.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the NYSE MKT under the symbol "UPG." The following table sets forth for the periods indicated the high and low sale prices per share for our common stock, as reported on NYSE MKT.

	Sale Prices	
	High	Low
Fiscal year 2012		
First Quarter	$ 2.19	$ 1.26
Second Quarter	$ 2.15	$ 1.80
Third Quarter	$ 2.35	$ 1.76
Fourth Quarter	$ 2.31	$ 1.45
Fiscal year 2011		
First Quarter	$ 4.88	$ 3.79
Second Quarter	$ 4.19	$ 3.00
Third Quarter	$ 3.16	$ 2.14
Fourth Quarter	$ 2.20	$ 1.53

On March 20, 2013, the closing price of our common stock was $1.74 per share.

We have not declared or paid any dividends on our common stock since our IPO and at this time we do not anticipate declaring or paying dividends in the future.

As of March 20, 2013, we had 5,020,000 shares of common stock issued and outstanding and six shareholders of record.

ITEM 6. SELECT CONSOLIDATED FINANCIAL DATA

As a smaller reporting company, we are not required to provide the information required by this Item.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS EXECUTIVE SUMMARY

Results of Operations Year Ended December 31, 2012 Compared to December 31, 2011

The following table compares our consolidated statement of operations data for the years ended December 31, 2012 and 2011. The trends suggested by this table may not be indicative of future operating results, which will depend on various factors including, the nature of revenues (sales of batteries and other power accessory products versus logistics or value added services), the relative mix of products sold (batteries versus other power supply products), the state of the general economy and if we make an acquisition.

	For the years ended December 31,			
	2012		2011	
	Amount	Percent	Amount	Percent
	(dollars in thousands)			
Net sales	$ 91,930	100.0%	$ 88,601	100.0%
Cost of sales	75,661	82.3%	71,399	80.6%
Gross profit	16,269	17.7%	17,202	19.4%
Operating expenses	14,703	16.0%	15,840	17.9%
Operating income	1,566	1.7%	1,362	1.5%
Interest expense, net	(561)	(0.6%)	(565)	(0.6%)
Other income/expense	129	0.1%	(7)	—
Income from continuing operations before provision for income taxes	1,134	1.2%	790	0.9%
Provision for income taxes	(433)	(0.5%)	(422)	(0.5%)
Income from continuing operations	701	0.7%	368	0.4%
Gain (loss) on discontinued operations	(707)	(0.8%)	(234)	(0.3%)
Provision for income taxes	161	0.2%	80	0.1%
Gain (loss) on discontinued operations	(546)	(0.6%)	(154)	(0.2%)
Net income	$ 155	0.1%	$ 214	0.2%

Net sales

Net sales for the year ended December 31, 2012 was $91.9 million compared to $88.6 million for 2011, an increase of $3.3 million, or 3.8%. This increase was attributable to, in 2012, an increase in sales to new and existing customers and sales by PTI which was off-set by a decrease in sales to ADT Security and retail customers.

Cost of sales

Cost of sales is comprised of the base product cost, freight, duty and servicing fees where applicable. Cost of sales totaled $75.7 million for the year ended December 31, 2012, compared to $71.4 million in the comparable 2011 period, an increase of $4.3 million, or 6.0%. Cost of sales, as a percentage of sales, increased to 82.3% in 2012 from 80.6% in 2011. This increase was driven by the closure of a significant number of factories due to the China Ministry of Environmental Protection's investigative efforts on production practices, which in turn resulted in disruption and shortages in the supply of batteries to the United States and other global markets. This shortage in supply of sealed lead acid batteries due to factory closures and manufacturing disruptions from Chinese contributed to increased cost of sales during 2012. We have also seen higher product costs overall as material and labor costs have risen in China. These cost increases combined with the need to honor our pricing commitments to our customers placed downward pressure on gross margins. Our gross profit margin for the year ended December 31, 2012, was approximately 17.7% compared to a gross margin of 19.4% for the comparable period in 2011.

Operating expenses

Operating expenses for the year ended December 31, 2012 decreased approximately 7.2% to approximately $14.7 million from $15.8 million for the same period in 2011. The decrease in operating expenses is mainly attributable to decreases of (i) $581,000 in legal and professional fees; (ii) $370,000 in depreciation and amortization; and (iii) $311,000 in facilities costs, marketing expenses, bad debts expenses, public company costs and insurance, off-set by an increase of $125,000 in personnel and travel cost. The decrease in legal and professional fees for 2012 was primarily attributable to the settlement of a pending lawsuit in the first quarter of 2012. The decrease in depreciation and amortization expense in 2012 was related to fixed assets and intangible assets becoming fully depreciated or amortized during 2011 or early 2012.

Operating income

Operating income for the year ended December 31, 2012 increased by approximately $200,000, or 15%, to approximately $1.6 million from approximately $1.4 million for the same period in 2011.

Interest expense

Our interest expense totaled $600,000 for the years ended December 31, 2012 and 2011, respectively. For the year ended December 31, 2012 the average outstanding loan balance on our line of credit was $17.4 million, compared to $12.0 million for the year ended December 31, 2011 with a weighted average interest rate of 2.50% and 2.51% on 2012 and 2011 borrowings, respectively. Interest expense related to the interest rate swap which was fully expensed in June 2012, totaled approximately $48,000 and $116,000 for 2012 and 2011, respectively.

Discontinued operations

For each of the years ended December 31, 2012 and 2011 we had losses from discontinued operations of $707,000 and $234,000, respectively. The disposition of Monarch in the second quarter of 2012 resulted in a loss on disposal of approximately $616,000 in 2012. In May 2012, we sold Monarch for $130,000 of which approximately $50,000 was net cash and $80,000 was in a two-year secured promissory note. The proceeds of the sale were offset by $100,000 in inventory, $200,000 in property and equipment and $400,000 in rent. The total remaining contractual estimated lease obligation amounted to $700,000 accrued in connection with the sale, including future estimate property taxes, until the expiration of the Monarch lease on August 31, 2018, offset by sublease income and estimated fair rental value for the remainder of the Monarch lease term of $300,000.

Income taxes

For each of the years ended December 31, 2012 and 2011, we recorded an income tax expense on continuing operations of approximately $433,000 and $422,000, respectively. Our effective tax rate was 38.2% and 53.4% in 2012 and 2011, respectively. The high effective tax rates are driven by an increase in state income taxes and amounts not deductible for tax reporting purposes.

Liquidity

We had cash and cash equivalents of approximately $2.07 million and $300,000 at December 31, 2012 and 2011, respectively.

Net cash used in operating activities in 2012 was approximately $1.4 million compared to cash provided by of $6.7 million in 2011. Net cash used in operating activities in 2012 was due primarily to the following: (i) an increase in inventory of approximately $6.7 million due to significant purchases during 2012 to rebuild our inventory levels; (ii) decrease in accrued liabilities/settlement accrual/deferred rent of $1.4 million and (iii) non-cash charges of $616,000 resulting from the loss on disposal of Monarch. These amounts were offset by (i) a decrease in accounts receivable of $4.1 million; (ii) a decrease in prepaid expenses of $399,000; (iii) decrease of $209,000 in income tax receivable; (v) increase of accounts payable of $386,000; (vi) net income of $155,000; and (vii) non-cash charges for depreciation, amortization, provision for obsolete inventory and allowance for doubtful accounts, and stock based compensation expense of $577,000.

Net cash used in investing activities in 2012 was $260,000 compared to $2.3 million in the prior year. The decrease in cash used in 2012 was primarily attributable to our investment of approximately $2.3 million to acquire substantially all of the business assets of PTI in 2011.

Net cash provided by financing activities in 2012 was approximately $3.4 million, of which $4 million is proceeds from the term loan with Comerica Bank that is off-set by $586,000 used to reduce the balance on our line of credit and outstanding balances on capital lease and note obligations. In comparison, net cash used by financing activities for 2011 was approximately $4.3 million, of which $3.7 million was used to reduce the balance on our line of credit and $600,000 million was used to reduce outstanding balances on capital lease and note obligations.

Effective December 20, 2012, we entered into a credit agreement with Comerica Bank under which we may borrow up to $34.0 million, including a $30.0 million revolving line of credit ("Credit Line") and $4.0 million term loan ("Term Loan"). The Credit Line replaced the credit facility that we had with Wells Fargo. All borrowings are secured by a first lien on all of our assets. In addition, we may request an increase in the maximum Credit Line to $40,000,000. Our borrowing availability is dependent upon our level of accounts receivable and inventory. With respect to the interest rate for each borrowing, we have the option to choose a "LIBOR-base Rate" or "Daily Adjusted LIBOR-based Rate" plus an "Applicable LIBOR Margin." Under the Credit Line, interest is payable monthly and the outstanding principal is due at maturity, on December 20, 2016 (the "Maturity Date"). Under the Term Loan, principal is payable in equal monthly installments of $47,619, plus interest beginning on February 1, 2013 with the entire unpaid principal amount due on the Maturity Date. At December 31, 2012, approximately $12.2 million was outstanding under the Credit Line and both the Credit Line and Term Loan were accruing interest at the rate of 2.08% per annum.

Capital Resources

At December 31, 2012, we have committed expenses to our new corporate office and warehouse facilities in Coppell, Texas that we moved into in March 2013. We may enter into various commitments during 2013 if expansion opportunities arise. We will disclose material items in press releases and other appropriate filings as they develop. We have no off balance sheet financing arrangements.

INTERNATIONAL CURRENCY FLUCTUATION

The goods that we purchase from Asia are subject to international currency fluctuations. We do not believe that the fluctuation in currency presents a serious threat to its operations.

CRITICAL ACCOUNTING POLICIES

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenues and expenses during the periods reported. Actual results could differ from those estimates. We believe the following are the critical accounting policies which could have the most significant effect on our reported results and require the most difficult, subjective or complex judgments by management.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable and collectability is reasonably assured.

We are a distributor who purchases both finished goods and components from domestic and international suppliers. We add value to products and components by packaging them in customer specified "kits" or tailor made units that are convenient for the customer to order and ship. Additionally, we have several customers that require specific battery pack assemblies. We obtain batteries and components and reconfigure finished goods based upon customer specifications. We refer to this process as battery pack assemblies. We recognize sales of finished goods at the time the customer takes title to the product.

We sell products to several customers in bulk quantities. We obtain the order from the customer and arrange for the delivery of the product directly from our vendor to the customer to reduce freight costs and wear and tear on the product from excessive handling. We refer to these transactions as "drop shipments" because the product is shipped directly from our vendor to our customer. Revenues from drop shipment transactions are recognized on a gross basis at the time the customer takes title to the product.

Income Taxes

Our provision for income taxes and effective tax rates are calculated by legal entity and jurisdiction and are based on a number of factors, including our income tax planning strategies, differences between tax laws and accounting rules, statutory tax rates and credits, uncertain tax positions and valuation allowances. We use significant judgment and estimates in evaluating our tax positions.

Tax law and accounting rules often differ as to the timing and treatment of certain items of income and expense. As a result, the tax rate reflected in our tax return (our current tax rate) is different from the tax rate reflected in our Consolidated Financial Statements. Some of the differences are permanent, while other differences are temporary as they reverse over time. We record deferred tax assets and liabilities for any temporary differences between the assets and liabilities in our Consolidated Financial Statements and their respective tax bases. We establish valuation allowances when we believe it is more likely than not that our deferred tax assets will not be realized. Changes in future taxable income, tax liabilities and our tax planning strategies may affect our effective tax rate, valuation allowances and the associated carrying value of our deferred tax assets and liabilities.

At any one time, our tax returns for various tax years are subject to examination by U.S. Federal and state taxing jurisdictions. We establish tax liabilities in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," also codified under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attributes for income tax positions taken or expected to be taken on a tax return. Under ASC 740, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more- likely-than-not to be sustained. An uncertain income tax position will not be recognized in the financial statements unless it is more-likely-than-not to be sustained. We adjust these tax liabilities, as well as the related interest and penalties, based on the latest facts and circumstances, including recently published rulings, court cases and outcomes of tax audits. To the extent, our actual tax liability differs from our established tax liabilities for unrecognized tax benefits; our effective tax rate may be materially impacted. While it is often difficult to predict the outcome of, the timing of, or the tax treatment of any particular tax position or deduction, we believe that our tax balances reflect the more-likely-than-not outcome of known tax contingencies.

Accounts Receivable

Trade accounts receivable are stated at the amount we expect to collect. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. If the financial condition of our customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, we provide for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remains outstanding after we have used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Inventories

Inventories consist of finished goods, primarily of batteries and security products related to the Company's third-party fulfillment services and materials used in the assembly of batteries into "packs". All items are stated at the lower of cost, determined using the average cost method by specific item, or market. The Company performs periodic evaluations, based upon business trends, to identify specifically obsolete, slow moving and non-salable inventory.

Stock-Based Compensation

We account for stock options under accounting provisions that require the recognition of the fair value of stock-based compensation. Under these fair value recognition provisions, we estimate stock-based compensation cost at the grant date based on the fair value of the awards expected to vest and recognize expense ratably over the requisite service period of the award. We have used the Black-Scholes valuation model to estimate fair value of our stock-based awards, which requires various judgmental assumptions, including estimating stock price volatility, forfeiture rates and expected life. Our computation of expected volatility is based on a combination of historical and market-based implied volatility. In addition, we consider many factors when estimating expected forfeitures and expected life, including types of awards, employee class and historical experience. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we are not required to provide the information required by this Item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Information required by this Item begins on page F-1 and is incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A CONTROLS AND PROCEDURES

a) *Evaluation of Disclosure Controls and Procedures.* Management, with the participation of our principal executive officer and the principal financial officer, carried out an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rules 13a-15(e) and 15-d-15(e)) as of the end of the period covered by this report (the "Evaluation Date"). Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management, including our principal executive officer and interim principal financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

b) *Management's Report on Internal Control over Financial Reporting.* Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in rule 13a-15(f) under the Exchange Act). Management assessed the effectiveness of our internal control over financial reporting as of the Evaluation Date. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management has concluded that, as of the Evaluation Date, our internal control over financial reporting is effective based on these criteria.

c) *Changes in Internal Control over Financial Reporting.* There were no changes in our internal controls over financial reporting that occurred during our fiscal fourth quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE DIRECTORS AND EXECUTIVE OFFICERS

The names, ages and titles of our executive officers and directors, as of March 20, 2013 are as follows:

Name	Age	Positions
Ian Colin Edmonds	41	Chief Executive Officer, President, Interim Chief Financial Officer and a Director
Mimi Tan	39	Senior Vice President Business Development and Marketing and Corporate Secretary
Ramin Salehi	39	Senior Vice President of Operations
Julie Sansom-Reese	50	Senior Vice President of Finance and Treasurer
William Tan	69	Chairman of the Board
Leslie Bernhard	68	Director
Robert M. Gutkowski	64	Director
Hyun (Joyce) Park	41	Director

IAN COLIN EDMONDS has been a director since January 1999, our chief executive officer and president since June 1, 2009, and our interim chief financial officer since December 12, 2008. Prior to being appointed chief executive officer and president he was served in those positions on an interim basis since January 21, 2009, our chief operating officer since May 2002, and our executive vice president since October 2006. Mr. Edmonds also serves as a director of Zunicom, Inc. (OTC PINK: ZNCM) ("Zunicom"), the owner of approximately 41% of our outstanding Common Stock, and from July 1997 through December 2006 served as an officer, first as vice president and from April 2003 as executive vice president of Zunicom. He also served as a director of AlphaNet, Inc. a wholly-owned subsidiary of Zunicom, from October 1999 through December 2006. Mr. Edmonds holds a Bachelors Degree in Marketing with a Minor in Statistics from the University of Denver. Mr. Edmonds is the husband of Mimi Tan and the son-in-law of William Tan.

MIMI TAN has been our corporate secretary since February 1998, and our senior vice president of business development and marketing since December 2006. She served as our vice president of business development and marketing from May 2002 through December 2006. Her responsibilities include new business development and projects, corporate marketing and overall branding strategies. She served as Zunicom's director of operations and corporate secretary from February 1998 through December 2006 and as AlphaNet's corporate secretary from October 1999 through December 2006. Ms. Tan graduated cum laude from the University of Denver in November 1996 with a Bachelor's Degree in Marketing and a Minor in Statistics. She is the daughter of William Tan and the wife of Ian Edmonds.

RAMIN SALEHI has been our Senior Vice President of Operations where he is responsible for setting the strategic and operational direction of the company since 2009. Mr. Salehi joined us in 1997 and prior to his current role he oversaw the company's Supply Chain and Information Systems infrastructure. Mr. Salehi holds a Bachelor of Science degree with a concentration in Computer Systems Design from University of Houston-Clear Lake.

JULIE SANSOM-REESE has been our senior vice president of finance since October 2007 and employed by us since 1986. Previously, she served as our chief financial officer from 1991 to October 2007. She served as chief financial officer for Zunicom, Inc. from 1992 through July 1997 and was appointed interim chief financial officer of Zunicom in November 1999 and assumed that role on a permanent basis from November 2000 through December 2006. She also served as chief financial officer of AlphaNet from October 2003 through December 2006. Ms. Sansom-Reese earned a Bachelor of Arts in Business from Texas Tech University in May 1986.

Non-Employee Directors

WILLIAM TAN has been Chairman of the Board since January 1999. He has served as the Chairman of Zunicom since February 1997 and of AlphaNet since October 1999. Mr. Tan's principal business has been private investments and he has held senior executive positions in a number of financing, insurance, textile, property development and related businesses. Mr. Tan is the father of Mimi Tan and the father-in-law of Ian Edmonds.

LESLIE BERNHARD became a director in December 2006 upon the effectiveness of our initial public offering. She is a co-founder of AdStar, Inc. (OTC: ADST.PK), provider of technology services to the newspaper classified advertising industry. She has been a director of AdStar since its inception in 1986 and its president and chief executive officer since 1991. Ms. Bernhard also serves as a non-executive chairman on the board of directors of Milestone Scientific, Inc., (OTCBB: MLSS.OB): a developer and manufacturer of medical and dental equipment. Ms. Bernhard holds a B.S. degree from St. John's University.

ROBERT M. GUTKOWSKI became a director in December 2006 upon the effectiveness of our initial public offering. He is the founder, president and chief executive officer of Marketing Group International, a provider of consulting services to businesses in the sports and entertainment industries. He advised the New York Yankees in regard to the creation of the YES Network, a regional sports and entertainment network. He previously served as chief executive officer of the Marquee Group, Inc., a worldwide sports and entertainment firm that managed, produced and marketed sports and entertainment events and provided representation for athletes, entertainers and broadcasters. From 1991 until 1994, he was president of Madison Square Garden, Inc. where he was responsible for the operations of the New York Knickerbockers basketball team, the New York Rangers hockey club and MSB Communications, which included the MSG Television Network. Mr. Gutkowski was a member of the board of directors of EuroTrust A/S, (Nasdaq: EURO) from May 2004 through May 2006.

HYUN (JOYCE) PARK became a director in 2009. She has been the First Vice President and a manager at Hanmi Bank, a California community bank, since August 2002. Ms. Park has a background in compliance and auditing from her experience as an internal auditor at Nara Bank, N.A., from March 2000 through August 2002 and a staff auditor for Deloitte & Touche, LLP, from November 1997 through March 2000. She holds a Bachelor of Science in Business Administration from California State University, Northridge.

Board Composition

The Board currently consists of five directors. Each director is elected for a term of one year and serves until a successor is duly elected and qualified or until his or her death, resignation or removal. William Tan, Chairman of the Board, is the father of Mimi Tan and the father-in-law of Ian Edmonds.

Disclosure of Director Qualifications

Mr. Tan is an international businessman and investor with extensive contacts throughout the Far East, which is where we source most of our products. In addition, Mr. Tan is chairman and chief executive officer of Zunicom, our largest shareholder.

Mr. Edmonds is our principal executive officer and principal financial officer. As such, he is active in every aspect of our day-to-day operations and strategic planning. His thorough and extensive knowledge of our operations and financial situation, his personal relationship with all of our major customers, suppliers and other strategic partners and his knowledge and familiarity with our employees makes him highly qualified to serve on the board.

Ms. Bernhard is an accomplished business woman who is the chief executive officer of one public reporting company and chairman of another, where she had previously served as the chairman of the audit committee. As such, Ms. Bernhard understands corporate governance, public company financial statements and procedural issues. Given her experience and knowledge, Ms. Bernhard played an important role in our transition from a private company to a public company and continues to be an active and reliable board member.

Mr. Gutkowski has had a successful business career with public reporting companies. He was also instrumental in smoothing our transition from a private to a public company. In addition, Mr. Gutkowski has extensive contacts throughout the business and investment community. His leadership skills and insights into our business have been instrumental in helping shape the direction of our company.

Ms. Park has an extensive accounting and financial background. As a senior bank executive, she brings extensive insight into our financial strategy and banking relationships, which is one of our most important strategic relationships. Given her experience and knowledge, we have designated Ms. Park as our "audit committee financial expert."

The Board, acting through the Nominating and Corporate Governance Committee, is responsible for assembling for stockholder consideration a group of nominees that, taken together, have the experience, qualifications, attributes, and skills appropriate for functioning effectively as a Board. The Nominating and Corporate Governance Committee regularly reviews the composition of the Board in light of changing circumstances, its assessment of the Board's performance, and the inputs of stockholders and other key constituencies.

The Nominating and Corporate Governance Committee looks for certain characteristics common to all Board members, including integrity, strong professional reputation and record of achievement, constructive and collegial personal attributes, and the ability and commitment to devote sufficient time and energy to Board service.

In addition, the Nominating and Corporate Governance Committee seeks to include on the Board a complementary mix of individuals with diverse backgrounds and skills reflecting the broad set of challenges that the Board confronts. These individual qualities can include matters like experience in the company's industry, technical experience (for example, financial or technological expertise), experience gained in situations comparable to the company's (e.g., financial service companies, growth companies, and companies that grow through acquisitions), leadership experience, and relevant geographical experience.

Board Meetings

The Board met four times during 2012. A majority of the directors attended all of the meetings of the Board. All persons who were directors during 2012 attended at least 75% of these meetings. Absent special circumstance, each director is expected to attend the annual meeting of shareholders.

Audit Committee. The Audit Committee members consist of Robert M. Gutkowski, who serves as chairperson, and Joyce Park. The Board has determined that Joyce Park is an "audit committee financial expert," as that term is defined in Item 407(d)(5) of Regulation S-K, and "independent" for purposes of NYSE MKT listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934.

The Audit Committee oversees our accounting and financial reporting processes, internal systems of accounting and financial controls, relationships with auditors and audits of financial statements. Specifically, the Audit Committee's responsibilities include the following:

- selecting, hiring and terminating our independent auditors;
- evaluating the qualifications, independence and performance of our independent auditors;
- approving the audit and non-audit services to be performed by the independent auditors;
- reviewing the design, implementation and adequacy and effectiveness of our internal controls and critical policies;
- overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and other accounting matters;
- with management and our independent auditors, reviewing any earnings announcements and other public announcements regarding our results of operations; and
- preparing the report that the Securities and Exchange Commission requires in our annual proxy statement.

Compensation Committee. The Compensation Committee members consist of Leslie Bernhard, who serves as chairperson, and Joyce Park. The Compensation Committee assists the Board in determining the development plans and compensation of our officers, directors and employees. Specific responsibilities include the following:

- approving the compensation and benefits of our executive officers;
- reviewing the performance objectives and actual performance of our officers; and
- administering our stock option and other equity and incentive compensation plans.

The CEO may not be present during any deliberations on his compensation.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee consist of Joyce Park, who serves as chairperson, and Robert M. Gutkowski. The Corporate Governance and Nominating Committee assists the Board by identifying and recommending individuals qualified to become members of the Board, reviewing correspondence from our shareholders, and establishing and overseeing our corporate governance guidelines. Specific responsibilities include the following:

- evaluating the composition, size and governance of the Board and its committees and making recommendations regarding future planning and the appointment of directors to our committees;
- establishing a policy for considering shareholder nominees to the Board;

- reviewing our corporate governance principles and making recommendations to the Board regarding possible changes; and
- reviewing and monitoring compliance of our code of ethics and insider trading policy.

Code of Ethics

We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer and other persons performing similar functions, as well as all of our other employees and directors. This Code of Ethics is posted on our website at *www.upgi.com*.

Section 16(a) Beneficial Ownership Reporting Compliance

Based on our review of the Forms 3, 4 and 5 submitted during and with respect to the year ended December 31, 2012, there have been no untimely filings of such required forms.

ITEM 11. EXECUTIVE COMPENSATION

Summary of Compensation

The following table sets forth certain information with respect to compensation for the years ended December 31, 2012 and 2011, earned by or paid to our chief executive officer and our two other most highly compensated executive officers whose total compensation exceeding $100,000 for the year ended December 31, 2012, which are referred to as the "Named Executive Officers."

We recorded compensation expense in our financial statements for the year ended December 31, 2012 with respect to the awards included in this table since the awards were effective and fully vested at the end of 2012.

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Cash Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Ian Edmonds	2012	250,000	225,581	—	42,880(1)	518,461
President, CEO and Interim CFO	2011	250,000	171,769	—	43,969(1)	465,738
Mimi Tan	2012	168,036	107,900	—	5,701(2)	281,637
SVP of Business Development & Marketing	2011	168,036	77,745	—	6,550(2)	252,331
Ramin Salehi	2012	152,370	132,281	—	5,701(2)	290,352
SVP of Operations	2011	152,370	90,000	—	6,264(2)	248,634

(1) Car lease, medical insurance and long-term disability insurance payments.
(2) Medical insurance and long-term disability insurance payments.

Employment Agreements and Arrangements

The Company has an employment agreement (the "Agreement") effective as of June 1, 2009 (the 'Effective Date"), with Ian Edmonds, its President and Chief Executive Officer. The current employment term ends on May 31, 2015. However, beginning on June 1, of each year the term automatically extends for an additional year unless either party provides at least 180 days prior written notice to the other of its election not to extend the term by another year. Under the Agreement, Mr. Edmonds earns a base salary of

$250,000 per annum plus an annual cash bonus equal in amount to seven and one-half percent (7 1/2%) of the Company's net income before provision for income taxes, as adjusted, provided it meets or exceed the annual targeted performance levels established by our Compensation Committee for each year. Mr. Edmonds is entitled to participate on the same basis as other senior executives in any of our benefit plans or programs available to them. In addition, the Agreement also provides, generally, that during the employment term and for the two-year period immediately following the end of such term, Mr. Edmonds shall not compete with us, solicit any of our employees for hire by an unaffiliated entity or knowingly release any of our confidential information, without the prior approval of our Board.

Outstanding Equity Awards

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2012 with respect to the Named Executive Officers. At December 31, 2012, all stock awards are fully vested.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Ian Edmonds President, CEO and Interim CFO	356,250	-	1.54	12/19/2016
Mimi Tan SVP Business Development & Marketing and Corp. Secretary	7,000	-	1.54	12/19/2016
Ramin Salehi SVP of Operations	7,000	-	1.54	12/19/2016

Compensation of Directors

Our "independent" directors receive the following compensation:

- An annual retainer fee of $10,000;
- $500 plus reimbursement for actual out-of-pocket expenses incurred in connection with attending each Board meeting in person and $200 for attending each Board meeting telephonically;
- Stock options grant covering 10,000 shares upon his or her election or re-election to the Board. The options are exercisable immediately at a price per share equal to the fair market value of the stock on the date of grant;
- Each Committee member receives $500 plus reimbursement for actual out-of-pocket expenses incurred in connection with attending each Committee meeting in person or $200 for attending each Committee meeting telephonically, unless the Committee meeting immediately follows or precedes a Board meeting in which case the amounts are $200 for each meeting attended in person or $100 for each meeting attended telephonically; and

- The Chairman of the Audit Committee receives an annual fee of $5,000 and the Chairman for the Compensation Committee and Corporate Governance and Nominating Committee each receives an annual fee of $2,500.

Director Compensation

The following table presents information relating total compensation for our non-employee directors for the year ended December 31, 2012.

Name	Fees Earned or Paid in Cash	Option Awards[(1)]	All Other Compensation	Total
William Tan (3)	$ —	$ —	$ 6,334 [(2)]	$ 6,334
Leslie Bernhard(3)	88,800	13,289[(1)]	—	102,089
Robert M. Gutkowski(3)	17,100	13,289[(1)]	12,752 [(2)]	43,141
Hyun (Joyce) Park(3)	14,800	13,289[(1)]	—	28,089

(1) The 2012 expense as calculated for a stock option grant covering 10,000 shares of our common stock in accordance with FASB ASC 718.
(2) Includes medical insurance through our company plans.
(3) At December 31, 2012: (i) Mr. Tan held an option exercisable for 356,250 shares at an exercise price of $1.54 per share; (ii) Ms. Bernhard held options exercisable for an aggregate of 50,000 shares at exercise prices ranging from $1.54 to $2.17 per share; (iii) Mr. Gutkowski held options exercisable for an aggregate of 50,000 shares at exercise prices ranging from $1.54 to $2.17 per share; and) (iv) Ms. Park held options exercisable for an aggregate of 40,000 shares at exercise prices ranging from $1.54 to $2.17 per share. The number of shares to be acquired upon exercise assumes that the options were fully exercisable at December 31, 2012.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of our common stock as of March 20, 2013 (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) each director, (iii) each Named Executive Officer, and (iv) all directors and executive officers as a group.

	Common Stock	
Name and Address[(1)]	Amount and Nature of Beneficial Ownership[(2)]	Percentage of Class[(3)]
Directors and Named Executive Officers		
William Tan	2,406,120(4)	44.9%
Ian Colin Edmonds	2,405,120(5)	44.9%
Mimi Tan	7,000(6)	*
Ramin Salehi	7,000(6)	*
Leslie Bernhard	50,000(6)	*
Robert M. Gutkowski	50,000(6)	*
Hyun (Joyce) Park	40,000(6)	*
All Directors and Named Executive Officers as a group (7 persons)	2,916,370(7)	49.0%
5% Shareholders		
Zunicom, Inc. 4315 W. Lovers Lane Dallas, TX 75209	2,048,870	41.0%
Randy Hardin 370 Town East Blvd Sunnyvale, TX 75182	475,000(8)	8.7%

Wilen Management Co. Inc 2360 W Joppa Rd, Ste 226 Lutherville, MD 21093	634,492	12.7%
L. O. Heidtke(9) 201 4th Avenue, North, Ste. 1950 Nashville, TN 37219	282,442	5.6%
Julian Tymczysz 11 King George St. Greenwich, London SE10 United Kingdom	294,520	5.9%
Perritt Capital Management, Inc. 300 S Wacker Dr., Ste 2880 Chicago, IL 60606	251,400(10)	5.0%

---

* Less than 1.0%.

(1) Unless indicated otherwise, all addresses for officers and directors are c/o Universal Power Group, Inc., 488 S. Royal Lane, Coppell, TX 75019

(2) Except as otherwise indicated and subject to applicable community property and similar laws, we assume that each named person has the sole voting and investment power with respect to his or her shares, other than shares subject to options.

(3) Percent of Class is based on the 5,020,000 shares outstanding as of March 20, 2013. In addition, shares which a person had the right to acquire within 60 days are also deemed outstanding in calculating the percentage ownership of the person but not deemed outstanding as to any other person.

(4) Includes (i) 356,250 shares underlying options; (ii) 2,048,870 shares owned by Zunicom over which Mr. Tan has voting control by virtue of the fact that he is a director of Zunicom; and (iii) 1,000 shares owned by Placement & Acceptance, Inc., a British Virgin Islands corporation, of which Mr. Tan is a director.

(5) Includes (i) 356,250 shares underlying options; and (ii) 2,048,870 shares owned by Zunicom over which Mr. Edmonds has voting control by virtue of the fact that he is a director of Zunicom. Mr. Edmonds does not own any shares of our common stock directly.

(6) Represents shares underlying options.

(7) Includes (i) 2,048,870 shares owned by Zunicom over which Messrs. Tan and Edmonds have voting control by virtue of the fact that they are directors of Zunicom; (ii) 1,000 shares owned by Placement & Acceptance, Inc. over which Mr. Tan has voting control; and (iii) 866,500 shares underlying options held by all directors and executive officers as a group.

(8) Represents shares underlying options. Mr. Hardin resigned from his positions with us on January 21, 2009. The options expire December 19, 2016.

(9) Mr. Heidtke is the General Partner of MidSouth Investment Fund, LP, the record owner of the shares.

(10) Perritt Funds Inc owns 10,000 shares and has the shared power to vote and/or power of 241,400 shares owned by Perritt Capital Management, Inc.

As of March 20, 2013, we are not aware of any pledges of our common stock, which may at a subsequent date result in a change in control of the company.

Equity Compensation Plan Information

The following table summarizes the options granted under the Plan as well as options and warrants granted outside the Plan as of December 31, 2012. The shares covered by outstanding options are subject to adjustment for changes in capitalization stock splits, stock dividends and similar events.

	Equity Compensation Plan Table		
	Number of securities to be issued upon exercise of Outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved By Security Holders			
Grants under the 2006 Stock Option Plan	1,433,842	$ 3.47	546,158
Equity Compensation Plans Not Approved By Security Holders			
Common Stock Options(1)	20,000	$ 7.00	Not applicable
Total	**1,453,842**	**$ 3.52**	**546,158**

(1) On March 21, 2007, we issued stock options to non-employees to purchase 20,000 shares of our common stock at an exercise price of $7.00 per share vesting over three years and expiring December 19, 2016.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Policies and Corporate Governance

The Board has adopted a resolution that, in the future, any transactions between us and another person or entity who is deemed to be an "affiliate" or a related party must be approved by a majority of our disinterested directors.

Transactions with Related Parties

We did not engage in any related party transactions during the last two fiscal years.

Director Independence

A majority of the Board is independent, as required by and as defined in Section 803(A) of the NYSE MKT listing standards. We believe that Mr. Gutkowski, Ms. Bernhard and Ms. Park are independent under those standards. A director is considered independent as long as he or she does not have a relationship with the company or management that would interfere with the exercise of independent judgment in carrying out the director's responsibilities.

In determining director independence, the Board applies the independence standards set by NYSE MKT. In its application of such standards, the Board takes into consideration all transactions with independent directors and the impact of such transactions, if any, on any of the independent directors' ability to continue to serve on the Board. To that end, for the fiscal year ended 2012, the Board considered all the fees paid to the independent directors disclosed below in "Item 11 – Executive Compensation – Compensation of Directors", and determined that those transactions were within the limits of the independence standards set by NYSE MKT and did not impact their ability to continue to serve as independent directors.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Board has reviewed the following audit and non-audit fees we paid to our independent public accountants for purposes of considering whether such fees are compatible with maintaining the auditor's independence. The policy of the Board is to pre-approve all audit and non-audit services performed by its independent public accountants before the services are performed.

Audit Fees. Fees billed for service rendered by BKD LLP for the audit of the financial statements and for the reviews of our Form 10-Q filings were approximately $166,000 for 2012 and $171,000 for 2011.

Audit-Related Fees. None

Tax Fees. None

All Other Fees. None

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) 1. Financial Statements.

The following financial statements of Universal Power Group, Inc. are submitted as a separate section of this report (See F-pages) and are incorporated by reference in Item 8:

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2012 and 2011
- Consolidated Statements of Operations for the years ended December 31, 2012 and 2011
- Consolidated Statement of Changes in Shareholders' Equity for the years ended December 31, 2012 and 2011
- Consolidated Statements of Comprehensive Income for the years ended December 31, 2012 and 2011
- Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011
- Notes to Consolidated Financial Statements

2. Financial Statement Schedules — See response to Item 15(c) below.

3. Exhibits. — See response to Item 15(b) below.

(b) Exhibits

The following exhibits are furnished as part of this report or incorporated herein as indicated

Exhibit No.	Description
3(i)	Amended and Restated Certificate of Formation (including Amended and Restated Articles of Incorporation) (1)
3(ii)	Amended and Restated Bylaws (1)
4.1	Specimen stock certificate (1)
4.2	Form of representatives' warrant (1)
4.3	$4,000,000 Installment Note dated December 20, 2012 (11)
4.4	$30,000,000 Master Revolving Note dated December 20, 2012 (11)
10.1(a)**	Form of 2006 Stock Option Plan (1)
10.1(b)	Form of Stock Option Agreement (1)
10.1(c)**	Amendment to the 2006 Stock Option Plan (6)
10.2	Separation Agreement between UPG and Randy Hardin (2)
10.3**	Form of Ian Edmonds Employment Agreement (7)
10.7	Real Property Lease for 1720 Hayden Drive, Carrollton, Texas (1)
10.9	Real Property Lease for Las Vegas, Nevada (1)
10.10	Real Property Lease for Atlanta, GA (9)
10.11	Termination Agreement with Stan Battat d/b/a Import Consultants (3)
10.12	Third-Party Logistics & Purchase Agreement, dated as of November 3, 2008, with Brinks Home Security, Inc., (currently ADT Security Services (formerly Broadview Security), Inc.) (4)
10.13	Credit Agreement with Wells Fargo Bank, National Association (8)
10.14	Security Agreement with Wells Fargo Bank, National Association (8)
10.15	Real Property Lease for 488 S. Royal Lane, Coppell, Texas (10)
10.16	Credit Agreement, effective as of December 20, 2012 between the Company and Comerica Bank (11)
10.17	Security Agreement, effective as of December 20, 2012 between the Company and Comerica Bank (11)
23.1	Consent of Independent Registered Public Accounting Firm*
31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
32.1	Certification of the Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101.INS***	XBRL Instance Document
101.SCH***	XBRL Taxonomy Extension Schema Document
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB***	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document.

* Filed herewith.

** Management Contract, compensatory plan or arrangement.

*** Furnished with this report. In accordance with Rule 406T of Regulation S-T, the information in these exhibits shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

(1) Incorporated herein by reference to the Exhibit with the same number to our Registration Statement on Form S-1 (SEC File No. 333-137265) effective as of December 20, 2006.
(2) Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on January 23, 2009.
(3) Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 17, 2009.
(4) Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on November 7, 2008.
(6) Incorporated herein by reference to Exhibit 10.1(c) to our Annual Report on Form 10-K for the year ended December 31, 2008.
(7) Incorporated herein by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended September 30, 2009.
(8) Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 23, 2009.
(9) Incorporated herein by reference to Exhibit 10.10 to our Annual Report on Form 10-K for the year ended December 31, 2010.
(10) Incorporated herein by reference to our Quarterly Report on Form 10-Q for the period ended September 30, 2012, filed on November 9, 2012.
(11) Incorporated herein by reference to our Current Report on Form 8-K filed on December 31, 2012

(c) Other Financial Statement Schedules.

The information required by the schedules called for under Regulation S-X is either not applicable or is included in the financial statements or notes thereto.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2013

Universal Power Group, Inc.

By: /s/ Ian Edmonds
Ian Edmonds
President and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Ian Edmonds Ian Edmonds	Chief Executive Officer, Interim Chief Financial Officer and Director (Principal Executive and Financial Officer)	March 29, 2013
/s/ William Tan William Tan	Chairman of the Board	March 29, 2013
/s/ Robert M. Gutkowski Robert M. Gutkowski	Director	March 29, 2013
/s/ Leslie Bernhard Leslie Bernhard	Director	March 29, 2013
/s/ Hyun (Joyce) Park Hyun (Joyce) Park	Director	March 29, 2013

ITEM 15 (A) (1)
FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
UNIVERSAL POWER GROUP, INC.

DECEMBER 31, 2012

INDEX TO FINANCIAL STATEMENTS
UNIVERSAL POWER GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Stockholders
Universal Power Group, Inc.
Carrollton, Texas

We have audited the accompanying consolidated balance sheets of Universal Power Group, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Universal Power Group, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/BKD LLP
Dallas, Texas
March 29, 2013

UNIVERSAL POWER GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except share data)

ASSETS

	December 31, 2012	December 31, 2011
CURRENT ASSETS		
Cash and cash equivalents	$ 2,069	$ 283
Accounts receivable:		
Trade, net of allowance for doubtful accounts of $324 and $384	8,847	12,972
Other	455	442
Inventories – finished goods, net of allowance for obsolescence of $423 and $830	30,396	24,174
Current deferred tax asset	838	972
Income tax receivable	512	721
Prepaid expenses and other current assets	970	1,426
Total current assets	44,087	40,990
PROPERTY AND EQUIPMENT		
Logistics and distribution systems	1,908	1,871
Machinery and equipment	709	1,044
Furniture and fixtures	518	511
Leasehold improvements	395	389
Vehicles	111	171
Total property and equipment	3,641	3,986
Less accumulated depreciation and amortization	(3,173)	(3,128)
Net property and equipment	468	858
GOODWILL	1,387	1,387
INTANGIBLES, net	593	527
OTHER ASSETS	155	100
NON-CURRENT DEFERRED TAX ASSET	357	213
	2,492	2,227
TOTAL ASSETS	$ 47,047	$ 44,075

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL POWER GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands except share data)

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31,	
	2012	2011
CURRENT LIABILITIES		
Line of credit	$ 12,188	$ 12,654
Accounts payable	7,231	6,845
Accrued liabilities	386	1,227
Current portion of settlement accrual	—	241
Current portion of capital lease and note obligations	620	119
Total current liabilities	20,425	21,086
LONG-TERM LIABILITIES		
Capital lease and note obligations, less current portion	3,608	229
TOTAL LIABILITIES	24,033	21,315
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Common stock - $0.01 par value, 50,000,000 shares authorized, 5,020,000 shares issued and outstanding	50	50
Additional paid-in capital	16,390	16,339
Retained earnings	6,574	6,419
Accumulated other comprehensive loss	—	(48)
Total shareholders' equity	23,014	22,760
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 47,047	$ 44,075

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL POWER GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except per share data)

	Years Ended December 31, 2012	2011
Net sales	$ 91,930	$ 88,601
Cost of sales	75,661	71,399
Gross profit	16,269	17,202
Operating expenses	14,703	15,840
Operating income	1,566	1,362
Other income (expense)		
Interest expense	(561)	(565)
Other, net	129	(7)
Total other expense, net	(432)	(572)
Income from continuing operations before provision for income taxes	1,134	790
Provision for income taxes	(433)	(422)
Income from continuing operations	701	368
Discontinued operations:		
Loss from operations of discontinued Monarch Outdoor Adventures, LLC (including loss on disposal of $616 in Q2 2012)	(707)	(234)
Provision for income taxes	161	80
Loss from discontinued operations	(546)	(154)
Net income	$ 155	$ 214
Basic:		
Income from continuing operations	$ 0.14	$ 0.07
Loss from discontinued operations	$ (0.11)	$ (0.03)
Net Income	$ 0.03	$ 0.04
Diluted:		
Income from continuing operations	$ 0.13	$ 0.07
Loss from discontinued operations	$ (0.10)	$ (0.03)
Net income	$ 0.03	$ 0.04
Weighted average shares outstanding		
Basic	5,020	5,020
Diluted	5,205	5,040

The accompanying notes are integral part of these consolidated financial statements.

UNIVERSAL POWER GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2012 and 2011

(Amounts in thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amounts				
Balances at January 1, 2011	5,020	$ 50	$ 16,076	$ 6,205	$ (164)	$ 22,167
Stock-based compensation expense	—	—	263	—	—	263
Amortization of hedging instrument	—	—	—	—	116	116
Net income	—	—	—	214	—	214
Balances at December 31, 2011	5,020	50	16,339	6,419	(48)	22,760
Stock-based compensation expense	—	—	51	—	—	51
Amortization of hedging instrument	—	—	—	—	48	48
Net income	—	—	—	155	—	155
Balances at December 31, 2012	5,020	$ 50	$ 16,390	$ 6,574	$ —	$ 23,014

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL POWER GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	Years Ended December 31,	
	2012	2011
Net income	$ 155	$ 214
Amortization of hedging instrument	48	116
Comprehensive income	$ 203	$ 330

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL POWER GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years Ended December 31, 2012	Years Ended December 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 155	$ 214
Items not requiring (providing) cash		
Depreciation and amortization	434	841
Provision for doubtful accounts	73	6
Provision for obsolete inventory	264	461
Deferred income taxes	(10)	338
Loss on disposal of Monarch	616	—
Loss on disposal of property	—	7
Stock-based compensation	51	263
Changes in operating assets and liabilities, net of effect of acquisition:		
Accounts receivable – trade	4,045	(2,148)
Accounts receivable – other	67	(415)
Inventories	(6,651)	8,892
Income taxes receivable/payable	209	(747)
Prepaid expenses and other assets	399	(139)
Accounts payable	386	(1,032)
Accrued liabilities	(1,165)	893
Settlement accrual	(241)	(734)
Net cash provided by (used in) operating activities	(1,368)	6,700
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash paid in Progressive Technologies, Inc. acquisition	—	(2,268)
Purchase of intellectual property	(240)	—
Net cash received on Monarch Outdoor Adventures, LLC sale	40	—
Purchase of property and equipment	(60)	(59)
Proceeds from sale of equipment	—	2
Net cash used in investing activities	(260)	(2,325)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net activity on line of credit	(466)	(3,670)
Proceeds from term loan	4,000	—
Payments on capital lease and note obligations	(120)	(637)
Net cash provided by (used in) financing activities	3,414	(4,307)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,786	68
Cash and cash equivalents at beginning of year	283	215
Cash and cash equivalents at end of year	$ 2,069	$ 283
SUPPLEMENTAL DISCLOSURES		
Income taxes paid	$ 101	$ 1,003
Interest paid	$ 563	$ 568

The accompanying notes are an integral part of these consolidated financial statements

UNIVERSAL POWER GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A. ORGANIZATION

Organization

Universal Power Group, Inc. ("UPG" or the "Company"), a Texas corporation, is a distributor and supplier of batteries and related power accessories to a diverse range of industries, and a provider of third-party fulfillment and logistics services and value-added solutions. The Company's primary logistics center is located in Carrollton, Texas and regional logistic centers are located in Las Vegas, Nevada and Atlanta, Georgia. The Company's customers are primarily located in the United States. A small portion of the Company's sales is to customers located in the United Kingdom, Australia, Ireland, Japan, China, Canada and Latin America.

Until December 20, 2006, the Company was a wholly owned consolidated subsidiary of Zunicom, Inc. ("Zunicom"), a Texas corporation, whose stock is quoted on the OTC Bulletin Board under the symbol "ZNCM.OB." On December 20, 2006, the U.S. Securities and Exchange Commission declared effective a registration statement filed by the Company registering the sale of 3,000,000 shares of its common stock, including 1,000,000 shares owned by Zunicom (the "IPO"). As a result of the IPO, Zunicom's interest in the Company was reduced to 40%. Zunicom no longer owns a controlling interest in UPG; however, as the largest shareholder, Zunicom does have significant influence over UPG.

On January 8, 2009, the Company formed a limited liability company under the name Monarch Outdoor Adventures LLC d/b/a Monarch Hunting ("Monarch"), through which it acquired all of the tangible and intangible assets of a business for approximately $892,000. Monarch is a manufacturer and retailer of high-quality hunting products including battery and solar powered deer feeders, hunting blinds, stands and accessories. Monarch is located in Arlington, Texas and has customers throughout the United States. Monarch's revenue and assets are not material to the consolidated financial statements.

On April 20, 2011, the Company completed an acquisition of substantially all of the business assets of Progressive Technologies, Inc. ("PTI"), a North Carolina company that designs and builds custom battery packs. The acquisition consideration totaled approximately $3,300,000 million (see Note K). PTI's expertise in lithium-ion battery packs, among other chemistries, further enhances the Company's product and service offerings. In addition, PTI's products will strengthen the Company's position in the medical field and other market segments. On September 1, 2011, PTI changed its legal name to ProTechnologies, Inc.

On May 4, 2012, pursuant to a Securities Purchase Agreement, dated as of May 4, 2012 ("Agreement"), We sold all of the issued and outstanding membership interests of Monarch for $130,000. Of the purchase price, $50,000 was paid in cash at closing and $80,000 was evidenced by a 6% secured promissory note due May 1, 2014. We realized a pre-tax loss of approximately $600,000 related to the sale of Monarch in our second-quarter financial results.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all unrestricted highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Accounts Receivable

Trade accounts receivable is stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms and financial condition. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance.

Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Inventories

Inventories consist of finished goods, primarily of batteries and security products related to the Company's third-party fulfillment services and materials used in the assembly of batteries into "packs". All items are stated at the lower of cost, determined using the average cost method by specific item, or market. The Company performs periodic evaluations, based upon business trends, to specifically identify obsolete, slow moving and non-salable inventory.

Property and Equipment

Property and equipment are carried at cost less applicable depreciation and amortization. Depreciation and amortization of property and equipment is provided for using the straight-line method over the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the related asset. Equipment leased under capital leases is amortized over the service life of the related asset or term of the lease, whichever is shorter.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired business. Goodwill is tested annually for impairment and when events or circumstances change to suggest that the carrying amount may not be recoverable. For purposes of impairment testing, goodwill is allocated to reporting units, which are either at the operating segment level or one reporting level below the operating segment. Goodwill is recorded in the financial statements at cost less accumulated impairment losses. In the second quarter of 2012, management performed the required annual impairment test under the qualitative assessment methodology and determined that goodwill was not impaired.

Intangible Assets

Intangible assets consist primarily of intellectual property, non-compete agreements and customer lists. These assets are carried at historical cost and are amortized over the estimated useful lives of the assets, which range from one to ten years.

Income Taxes

The Company utilizes the asset and liability approach to accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Impairment of Long-Lived Assets

Long-lived assets, which include property and equipment and intangible assets, are reviewed when events or changes in circumstances indicate that their carrying value may not be recoverable. If an impairment indicator exists, the Company compares the future undiscounted cash flows of such assets to their carrying value. If the carrying value exceeds the future undiscounted cash flows, the assets are written down to their fair value using discounted cash flows. There were no indicators of impairment during the years ended December 31, 2012 and 2011.

Deferred Rent

The Company's operating lease for its primary office and various warehouse space contains a free rent period and contains predetermined fixed increases of the minimum rental rate during the initial lease term. The Company recognizes rental expense on a straight-line basis over the minimum lease term and records the difference between the amounts charged to expense and the rent paid as deferred rent.

Comprehensive Income

Comprehensive income includes the amortization and reclassification of the loss on an interest rate swap that was terminated in 2009. This amount was reclassified into interest expense over the original contractual term of the interest rate swap starting as of December 16, 2009 through July 5, 2012.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable and collectability is reasonably assured.

The Company is a distributor and purchases both finished goods and components from domestic and international suppliers. The Company adds value to products and components by packaging them in customer specified "kits" or tailor made units that are convenient for the customer to order and ship. Additionally, the Company has several customers that require specific battery pack assemblies. The Company obtains batteries and components and reconfigures finished goods based upon customer specifications. The Company refers to this process as battery pack assemblies. The Company recognizes sales of finished goods at the time the customer takes title to the product.

The Company sells products to several customers in bulk quantities. The Company obtains the order from the customer and arranges for the delivery of the product directly from the vendor to the customer to reduce freight costs and wear and tear on the product from excessive handling. The Company refers to these transactions as "drop shipments" because the product is shipped directly from its vendor to its customer. The Company also has a third-party logistics agreement with ADT Security Services. The Company purchases, handles, assembles and delivers security and installation components to ADT Security Services and to its authorized dealers. Revenues from drop shipment transactions and pursuant to the ADT Security Services agreement are recognized on a gross basis at the time the customer takes title to the product, based on an analysis of the criteria defined for gross revenue reporting. Specifically, (i) the Company is the primary obligor; (ii) the Company has general and physical loss inventory risk; (iii) the Company has credit risk; (iv) in most cases, the Company has discretion in supplier selection and product specifications; and (v) the Company has reasonable latitude within economic constraints to negotiate prices and terms with its customers.

Post Shipment Obligations

The Company offers its customers a limited warranty for replacement of finished goods that do not function properly. Generally, the limited warranty period ranges from 90 days to three years. The most common types of warranty claims are batteries that leak or batteries that do not provide the voltage they are intended to supply. The Company's written warranty is limited to the replacement of the product purchased and does not cover the product the battery is intended to power. The Company's replacement rate is insignificant, and is therefore recorded when the warranty expense is incurred. If the Company determines that a shipment of product had a manufacturing defect, the Company has recourse with the manufacturer to
recover the replacement costs incurred. The costs of isolated or individual instances of defects are borne by the Company. At December 31, 2012 and 2011, the Company has a warranty reserve of approximately $10,000.

Advertising costs

Advertising costs are charged to operations when incurred. Advertising expense totaled approximately $720,000 and $750,000 for the years ended December 31, 2012 and 2011, respectively.

Shipping and Handling Costs

Shipping and handling costs are charged to cost of sales in the accompanying statements of operations.

Earnings Per Share

Basic earnings per common share is computed by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding during each year.

Diluted earnings per common share are computed by dividing net income by the weighted average number of common shares and common stock equivalents outstanding for the year. The Company's common stock equivalents include all dilutive common stock issuable upon exercise of outstanding stock options and warrants.

For the year ended December 31, 2012, 581,250 stock options are excluded from the calculation of diluted earnings per share because they are anti-dilutive. For the year ended December 31, 2011, 551,250 stock options are excluded from the calculation of diluted earnings per share because they are anti-dilutive.

Fair Value of Financial Instruments

The Company estimates the fair value of its assets and liabilities, which qualify as financial instruments, and includes this additional information in the notes to the financial statements when the fair value is different from carrying value of these financial instruments. The estimated fair value of cash equivalents, accounts receivable, the line-of-credit and accounts payable approximate their carrying amounts due to the relatively short maturity of these instruments. The estimated fair value of capital lease and note obligations approximates the carrying amounts since they bear market rates of interest. None of these instruments are held for trading purposes.

Stock-Based Compensation

Stock-based compensation expense recognized in the statements of operations during the years ended December 31, 2012 and 2011 includes compensation expense recorded over the vesting period for options and restricted stock awards. Stock options are valued based on the grant date fair value. On December 22, 2011, the Company re-priced certain outstanding options held by its directors, officers and employees having an exercise price substantially higher than the current per share trading price. The exercise price of these options was reduced to the current market value of common stock at the date of the modification. In consideration, the holders agreed that only 50% of their options would be exercisable immediately and the balance were fully exercisable in December 2012. These options were all fully vested at the re-pricing date and therefore the incremental compensation was recorded on the date of modification. The incremental compensation measured as the excess of the fair value of the modified award over the fair value of the original award immediately before the terms were modified, which totaled approximately $208,000, is recorded in operating expenses in the accompanying consolidated statements of operations in 2011. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Non-Employee Stock Options

Options issued to non-employees are measured at fair value at the grant date and recorded to expense over the period earned.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes collected from customers and remitted to governmental authorities are presented in the accompanying consolidated financial statements of operations on a net basis.

Use of Estimates and Assumptions

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could vary from the estimates that were used.

Segment and Geographic Information

The accounting standard for segment reporting requires enterprises to report financial information and descriptive information about reportable operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company evaluated the accounting standard for segment reporting and determined based on materiality thresholds that the Company operates in only one segment.

Reclassifications

Certain prior period amounts have been reclassified to conform to current period presentation.

NOTE C. INVENTORIES

Inventories consist of the following:

	December 31,	
	2012	2011
	(dollars in thousands)	
Battery and related inventory	$ 25,124	$ 15, 722
Security related inventory	2,736	5,546
Electronic components inventory	2,959	3,565
Other	—	171
Inventory obsolescence reserve	(423)	(830)
	$ 30,396	$ 24,174

NOTE D. LINE OF CREDIT

Effective December 20, 2012, we entered into a credit agreement with Comerica Bank under which we may borrow up to $34.0 million, including a $30.0 million revolving line of credit ("Credit Line") and $4.0 million term loan ("Term Loan"). The Credit Line replaced the credit facility that we had with Wells Fargo. All borrowings are secured by a first lien on all of our assets. In addition, we may request an increase in the maximum Credit Line to $40,000,000. Our borrowing availability is dependent upon our level of accounts receivable and inventory. With respect to the interest rate for each borrowing, we have the option to choose a "LIBOR-base Rate" or "Daily Adjusted LIBOR-based Rate" plus an "Applicable LIBOR Margin." Under the Credit Line, interest is payable monthly and the outstanding principal is due at maturity, on December 20, 2016 (the "Maturity Date"). Under the Term Loan, principal is payable in equal monthly installments of $47,619, plus interest beginning on February 1, 2013 with the entire unpaid principal amount due on the Maturity Date. At December 31, 2012, approximately $12.2 million was outstanding under the Credit Line and both the Credit Line and Term Loan were accruing interest at the rate of 2.08% per annum.

The Credit Agreement contains customary negative covenants restricting the Company's ability to take certain actions without Comerica's consent, including incurring additional indebtedness, transferring or encumbering assets, and acquiring other businesses. If there is an "event of default", including failure to pay, bankruptcy, breach of covenants and breach of representations and warranties, all amounts outstanding under the Credit Agreement will become immediately due and payable. In addition, the Company must maintain certain financial covenants on a quarterly basis.

Upon closing of the new credit facility, we immediately borrowed $15.5 million to repay the amounts due to Wells Fargo under our prior credit facility

On December 16, 2009, the Company entered into a credit agreement with Wells Fargo under which the Company may borrow up to $30.0 million or up to $40.0 million if it can satisfy certain defined criteria, on a revolving basis (the "Credit Agreement"). All borrowings under the Credit Agreement are secured by a first lien on all of the Company's assets. The Company's ability to draw on the credit line is limited to an amount equal to 80% of "eligible accounts receivable" and 80% of "eligible inventory" as defined in the Credit Agreement. In connection with each draw down, the Company has an option to choose either a "Base Rate" or "Eurodollar" loan. Interest on Base Rate Loans is payable quarterly and interest on Eurodollar Loans is generally payable
monthly or quarterly as selected by the Company. The annual rate of interest payable on Base Rate and Eurodollar loans fluctuate depending upon a number of factors, as described in the Credit Agreement. At December 31, 2011, all outstanding borrowings under the credit facility were accruing interest at the rate of 2.56% per annum. The Credit Agreement matures on July 30, 2013.

Interest Rate Swap

In connection with the Credit Agreement, the Company terminated an Interest Swap Agreement ("ISA") it had with its previous lender and, consequently, discontinued hedge accounting as of December 16, 2009. The Company continues to incur interest expense commensurate with its original, hedged risk, and there is currently no indication that interest payments on the hedged transaction would not continue. Therefore, the realized losses related to the ISA were not recognized immediately and remain in accumulated other comprehensive income (loss). These losses are reclassified into interest expense over the original contractual term of the ISA starting as of December 16, 2009 through July 5, 2012.

NOTE E. CAPITAL LEASE AND NOTE OBLIGATIONS

Capital lease and note obligations consist of the following:

	December 31,	
	2012	2011
	(dollars in thousands)	
Various capital leases payable in monthly installments through December 2012. The monthly payments, including interest, range from $194 to $634. These obligations are secured by the related underlying equipment.	$ —	$ 26
Note obligation in connection with acquisition, matures April 2015; payable $8,333 monthly including interest, unsecured	228	322
Term loan with Comerica, matures December 2016; principle monthly payment of $47,619 plus variable interest rate and a balloon payment at maturity	4,000	—
	4,228	348
Less current portion	(620)	(119)
Long-term portion of capital lease and note obligations	$ 3,608	$ 229

On December 20, 2012, the Company entered into a Credit Agreement with Comerica (as discussed in Note D) under which the Company obtained a term loan of $4,000,000. This term loan represents the approximate acquisition cost of PTI, for which UPG originally used their line of credit to make the acquisition. All borrowings under the Credit Agreement are secured by a first lien on all of the Company's assets. The note bears interest at the same rate as the line of credit which is payable monthly along with the monthly principal payment of $47,619 which is based on a 7 year amortization period. The remaining loan balance is due in a balloon payment on the loan maturity date. At December 31, 2012, the term loan was accruing interest at the rate of 2.08% per annum. The term loan matures on December 20, 2016.

NOTE F. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and various states. With a few exceptions, the Company is no longer subject to U.S. state and local income tax examinations by tax authorities for years before 2008.

Deferred tax assets and liabilities consist of the following:

	December 31,	
	2012	2011
	(dollars in thousands)	
Deferred tax assets, current:		
Inventory obsolescence	$ 144	$ 282
Inventory capitalization	629	490
Allowance for doubtful accounts	64	58
Accrued liabilities	1	31
Interest rate swap	—	29
Settlement accrual	—	82
Total deferred tax assets, current	838	972

Deferred tax assets, non-current:		
Intangible assets	98	175
Deferred rent	114	—
Stock-based compensation	978	948
Property and equipment	(65)	(142)
Valuation allowance	(768)	(768)
Total deferred tax assets, non-current	357	213
Net deferred tax assets	$ 1,195	$ 1,185

The Company's provision for income taxes from continuing operations is comprised as follows:

	Year Ended December 31,	
	2012	2011
	(dollars in thousands)	
Current federal income tax expense (benefit)	$ 285	$ 18
Current state income tax expense	105	73
Deferred income tax expense (benefit)	43	331
Provision for income taxes	$ 433	$ 422

The Company's income tax expense from continuing operations for the years ended December 31, 2012 and 2011 differed from the statutory federal rate of 34 percent as follows:

	Year Ended December 31,	
	2012	2011
	(dollars in thousands)	
Tax at statutory rate	$ 299	$ 269
Amounts not deductible for income tax purposes	60	60
State income taxes, net of federal income tax effect	75	38
Other	(1)	55
Income tax expense	$ 433	$ 422

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that, some portion of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

As of December 31, 2012 and 2011, management could not determine based on weighing of objective evidence that it is more likely than not that all of the deferred tax assets will be realized. As a result, as of December 31, 2012 and 2011, a valuation allowance of $768,000 was recorded to reduce the deferred tax assets to the amount that is more likely than not to be realized.

NOTE G. STOCK-BASED COMPENSATION

Stock options

2006 Equity Incentive Compensation Plan

In December 2006, the Company adopted, and its shareholders approved and ratified, the 2006 Stock Option Plan (the "Plan"), the purpose of which is to attract and retain the personnel necessary for the Company's success. The Plan gives the board of directors (the "Board") the ability to provide incentives through grants of stock options, restricted stock awards and other types of equity-based incentive compensation awards to the Company's key employees, consultants and directors (other than directors that are not compensated for their time by the Company or receive only a director's fee). The Compensation

Committee administers the Plan. Except as may otherwise be provided in the Plan, the Compensation Committee has complete authority and discretion to determine the terms of awards.

The Plan authorizes the granting of options, including options that satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. The Compensation Committee will determine the period of time during which a stock option may be exercised, as well as any vesting schedule, except that no stock option may be exercised more than 10 years after its date of grant. The exercise price for shares of the Company's common stock covered by an incentive stock option cannot be less than the fair market value of the Company's common stock on the date of grant; provided that that exercise of an incentive stock option granted to an eligible employee that owns more than 10% of the voting power of all classes of the Company's capital stock must be at least 110% of the fair market value of the Company's common stock on the date of grant.

The Plan also authorizes the grant of restricted stock awards on terms and conditions established by the Compensation Committee. The terms and conditions will include the designation of a restriction period during which the shares are not transferable and are subject to forfeiture.

The Board may terminate the Plan without shareholder approval or ratification at any time. Unless sooner terminated, the Plan will terminate in December 2016. The Board may also amend the Plan, provided that no amendment will be effective without approval of the Company's shareholders if shareholder approval is required to satisfy any applicable statutory or regulatory requirements.

A total of 1,980,000 shares of the Company's common stock, representing 39.4% of the total number of shares issued and outstanding at December 31, 2012, are reserved for issuance under the Plan. If an award expires or terminates unexercised or is forfeited to the Company, or shares covered by an award are used to fully or partially pay the exercise price of an option granted under the Plan or shares are retained by the Company to satisfy tax withholding obligations in connection with an option exercise or the vesting of another award, those shares will become available for further awards under the Plan.

At December 31, 2012, common shares reserved for future issuance include 1,980,000 shares issuable under the Plan, as well as 20,000 shares issuable outside the Plan. At December 31, 2012, there are 1,433,842 options outstanding under the Plan and 546,158 options are available for future grants.

Valuation Assumptions

The fair values of new option awards granted under the Plan were estimated at the grant date or modification date using a Black-Scholes option pricing model with the following assumptions for the fiscal years ended December 31, 2012 and 2011:

	2012	2011
Weighted average assumptions used:		
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	1.72%	1.96%
Expected volatility	74%	77%
Expected life (in years)	5	5
Weighted average grant date fair value	$ 1.33	$ 1.03

Volatility for the years ended December 31, 2012 and 2011 is computed using the volatility of the Company's common stock since its IPO transaction in late 2006. The risk-free interest rate is based on the rates in effect on the grant date for U.S. Treasury instruments with maturities matching the relevant expected term of the award. Due to the limited period of time its equity shares have been publicly traded, and the lack of sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term, the expected term is calculated using the simplified method for all options granted on each grant date.

Stock Incentive Plan Summary

Stock option activity under the Plan for the years ended December 31, 2012 and 2011, was as follows:

	Number of Shares		Weighted Average Exercise Price
Options outstanding at January 1, 2011	1,381,842	$	6.65
Granted	30,000		1.64
Exercised	(8,000)		7.00
Options outstanding at December 31, 2011	1,403,842		3.50
Granted	30,000		2.17
Options exercisable at December 31, 2012	1,433,842	$	3.47

On December 22, 2011, the Company modified the exercise price and exercisability dates for 822,592 stock options awarded to four board members, one executive officer and fifteen employees. Effective December 22, 2011, the exercise price for those option holders was reduced to $1.54 per share. Original exercise amounts ranged from $3.47 per share to $7.00 per share.

Prior to the modification, the 822,592 option awards were fully vested and immediately exercisable. Effective December 22, 2011, 50% of the awards are immediately exercisable and 50% of the awards are exercisable on or after December 22, 2012.

In accordance with ASC 718, modifications to the terms of an equity award are treated as an exchange of the original award for a new award. Incremental compensation cost is measured as the excess, if any, of the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. For these modified awards, the Company recognized incremental compensation cost of approximately $208,000 during the year ended December 31, 2011.

On October 23, 2012, 30,000 options were granted that were fully vested and immediately exercisable.

Stock Options Outstanding and Exercisable

The following summarizes stock options outstanding under our 2006 Stock Option Plan at December 31, 2012, as modified by the provisions of the stock option modification agreement effective December 22, 2011:

	Options Outstanding and Exercisable		
Exercise Prices	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Remaining Contractual Life (in years)
$ 1.54	822,592	822,592	4.15
1.64	30,000	30,000	8.88
1.97	20,000	20,000	6.55
2.17	30,000	30,000	9.81
3.81	36,250	36,250	5.61
4.48	20,000	20,000	3.97
7.00	475,000	475,000	3.97
$ 1.54 - $7.00	**1,433,842**	**1,433,842**	**4.37**

At December 31, 2012, the aggregate intrinsic value of options outstanding and exercisable was $8,226. At December 31, 2011, the aggregate intrinsic value of options outstanding and exercisable was $164,692.

At December 31, 2012, all outstanding options under the Plan were fully vested and exercisable with no remaining unrecognized compensation expense.

Non-Employee Stock Options

On March 21, 2007, the Company issued stock options to non-employees to purchase 20,000 shares of the Company's common stock at an exercise price of $7.00 per share vesting over the next three years and expiring December 19, 2016. These stock options remain outstanding as of December 31, 2012.

Restricted Stock

On June 25, 2007, Zunicom issued an aggregate of 645,133 shares of restricted stock to certain employees of UPG for past and future services. Under the terms of the grant, these shares could not be sold, conveyed, transferred, pledged, encumbered or otherwise disposed of prior to the earlier of June 25, 2011 or the date on which the employee's employment is terminated by UPG, whichever occurred first. In January 2009, 227,229 of these shares were forfeited when the Company's then chief executive officer resigned. In May 2011, another 19,760 shares were forfeited by employees who voluntarily terminated their employment with the Company. The Company amortized the fair value of these shares as compensation expense over the 48 month vesting period. Approximately $0 and $14,000 of compensation expense related to these shares was recorded during 2012 and 2011 respectively. As of December 31, 2011, the compensation expense for this group has been fully recognized.

On June 24, 2011, Zunicom issued an additional 99,538 restricted shares of its common stock to the same Company employees who received the grant in June 2007 and who were still employed by the Company. As a condition to this grant, the grantees agreed to extend the restricted period on the shares issued in June 2007 for an additional three years. As a result, all 497,683 shares will vest on June 24, 2014. The fair value of the shares issued on June 24, 2011 at the issue date was approximately $34,000. The Company is amortizing the fair value as compensation expense over the 36-month vesting period in accordance with ASC Topic 718, *Compensation – Stock Compensation*. Approximately $11,400 and $5,700 of compensation expense related to these shares was recorded during 2012 and 2011 respectively. At December 31, 2012, there is approximately $17,000 of remaining unrecognized compensation expense associated with this grant.

NOTE H. CREDIT CONCENTRATIONS AND SIGNIFICANT CUSTOMERS

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

Effective July 1, 2010, the FDIC's insurance limits were permanently increased to $250,000. Pursuant to legislation enacted in 2010, the FDIC fully insured all non-interest bearing transaction accounts beginning December 31, 2010 through December 31, 2012, at all FDIC insured institutions. This legislation expired on December 31, 2012. Beginning January 1, 2013, non-interest bearing transaction accounts are subject to the $250,000 limit on FDIC insurance per covered institution.

In the normal course of business, the Company extends unsecured credit to virtually all of its customers. Because of the credit risk involved, management has provided an allowance for doubtful accounts that reflects its estimate of amounts which may become uncollectible. In the event of complete non-performance by the Company's customers, the maximum exposure to the Company is the outstanding accounts receivable balance at the date of non-performance.

At December 31, 2011, the Company had receivables due from ADT Security Services that comprised approximately 23% of total trade receivables. During the year ended December 31, 2011, ADT Security Services accounted for 14% of net sales.

A significant portion of the Company's inventory purchases are from two suppliers, we have had one major battery supplier that accounted for 30% and 46% of our inventory purchases in 2012 and 2011, respectively. In 2012, we have sourced additional battery supplier that accounted for 12%. The Company purchased approximately 16% and 29%, of its inventory from domestic sources with the remainder purchased from international sources, predominantly China, for the years ended December 31, 2012 and 2011, respectively. Historically, the Company has had significant long-term relationships with manufacturers located principally in China, specifically one key supplier. The Company has since expanded its supplier relationships throughout the Pacific Rim including Taiwan, Malaysia and Vietnam, in an effort to reduce supplier concentration and better improve the Company's supply base.

NOTE I. SETTLEMENT AGREEMENT

In March 2009, in an effort to improve efficiencies within its sourcing channels, the Company entered into an agreement with its primary independent sourcing agent canceling its relationship with that agent. Under the agreement, the Company agreed to pay its former sourcing agent a total of $2.565 million, including amounts owed with respect to purchases prior to the cancellation of the relationship, over a three-year period. The sourcing agent assigned to the Company all of the North American distribution rights on products manufactured by certain factories, including the Company's primary battery supplier, and agreed to a three-year non-compete covenant. At December 31, 2012 and 2011, there was approximately $0 and $241,000, respectively, recorded as settlement accrual in the accompanying balance sheet that are due and payable to the agent pursuant to this agreement. The Company recorded the entire settlement amount as settlement expense during 2009 and an aggregate of $89,000 was expensed as interest over the term of the agreement.

NOTE J. COMMITMENTS AND CONTINGENCIES

Licensing Agreement

During 2009, the Company entered into a licensing agreement for the development and sale of automotive battery chargers and maintainers, automotive jump-starters and power inverters. Under the terms of the agreement, the Company will pay a royalty of a percentage on net sales of licensed products as defined in the agreement. Our agreement with Energizer expired December 31, 2012.

Litigation

Universal Power Group, Inc.,(Plaintiff and Counterdefendant) v. Randy T. Hardin, Steven W. Crow and Bright Way Group, LLC (Defendants, Counter Plaintiffs and Third-Party Plaintiffs) v. William Tan, Ian Edmonds and Mimi Tan Edmonds (Third-Party Defendants), Cause No. 11-09787-E (In the District Court of Dallas County, Texas, 101st Judicial District).

The Company initiated the above referenced case on August 8, 2011 by filing its Original Petition and Application for Temporary Injunction and for Permanent Injunctive Relief against Randy Hardin, a former President of the Company, Bright Way Group, Hardin's new business venture, and Steven Crow, the Company's former Vice President of Product Development and Retail Chain Sales. On March 19, 2012, the parties entered into a settlement agreement whereby Defendants paid the Company a sum of money and agreed to the entry of a temporary injunction restricting Defendants from contacting certain of the Company's customers and suppliers until January 1, 2013. The parties have agreed to dismiss all claims and counterclaims in the lawsuit.

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. Management does not believe that the outcome of these matters will have a material adverse effect on the Company's financial position, operating results, or cash flows. However, there can be no assurance that such legal proceedings will not have a material impact.

Operating Leases

The Company leases certain office and warehouse facilities and various vehicles and equipment under non-cancelable operating leases, some with escalating payment and free rent clauses with various maturity dates through 2023. Minimum future payments on these leases as of December 31, 2012 are as follows:

Years Ending December 31,		(dollars in thousands)
2013	$	624
2014		963
2015		927
2016		819
2017		753
Thereafter		4,023
	$	8,109

Rent expense for the years ended December 31, 2012 and 2011 totaled approximately $1.376 million and $1.428 million, respectively.

Employment Agreements and Arrangements

The Company has an employment agreement (the "Agreement") effective as of June 1, 2009 (the 'Effective Date"), with Ian Edmonds, its President and Chief Executive Officer. The current employment term ends on May 31, 2015. However, beginning on June 1, of each year the term is automatically extended by an additional year unless either party provides at least 180 days prior written notice to the other of its election not to extend the term by another year. Under the Agreement, Mr. Edmonds earns a base salary of $250,000 per annum plus an annual cash bonus equal in amount to seven and one-half percent (7 1/2%) of the Company's net income before provision for income taxes, as adjusted, provided it meets or exceed the annual targeted performance levels established by the Compensation Committee for each year. Mr. Edmonds is entitled to participate on the same basis as other senior executives in any of our benefit plans or programs available to them. In addition, the Agreement also provides, generally, that during the employment term and for the two-year period immediately following the end of such term, Mr. Edmonds shall not compete with us, solicit any of our employees for hire by an unaffiliated entity or knowingly release any of our confidential information, without the prior approval of our Board.

NOTE K. BUSINESS COMBINATION

In April 2011, the Company completed the acquisition of substantially all of the business assets of PTI for approximately $3.3 million, including $2.3 million in cash and $1.0 million in notes payable to third parties. PTI, which is based in Pilot Mountain, North Carolina, is an assembler and distributor of battery packs. As a result of the acquisition, the Company will have an opportunity to increase its battery pack sales. During the year ended December 31, 2011, the Company incurred approximately $0.2 million of third-party acquisition-related costs, which are included in operating expenses in the Company's consolidated statement of operations. The acquisition was accounted for using the acquisition method of accounting, under which the aggregate purchase price (including liabilities assumed of $0.3 million) is allocated to tangible and identifiable intangible assets acquired based on their fair values. The excess of the purchase price over those fair values has been recorded as goodwill. The fair values of assets acquired are as follows: receivables of $0.6 million, inventory of $0.6 million, prepaid expenses and other assets of $0.1 million, property and equipment of $0.1 million, intangible assets of $0.7 million. The excess of the purchase consideration over the net fair value of assets acquired resulted in goodwill of $1.4 million. The goodwill of $1.4 million arising from the acquisition consists largely of the economies of scale expected from combining the operations of the Company and PTI. All of the goodwill was assigned to this reporting unit of the Company. The goodwill is expected to be deductible for income tax purposes. Goodwill will not be amortized but rather be tested annually for impairment or on more frequently if impairment indicators arise.

UNIVERSAL POWER GROUP, INC.
488 S. Royal Lane
Coppell, Texas 75019
(469) 892-1122

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD AT 10:00 A.M., CENTRAL TIME, TUESDAY, SEPTEMBER 24, 2013

To the Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders (the "Meeting") of Universal Power Group, Inc., a Texas corporation (the "Company"), which will be held at 10:00 a.m. Central Time on Tuesday, September 24, 2013 at the Company's corporate office located at 488 S. Royal Lane, Coppell, Texas 75019, to consider and act upon the following matters, all as more fully described in the accompanying Proxy Statement:

1. To elect five directors to the Company's board of directors to serve until the next annual meeting of the Company's shareholders or until their respective successors have been elected and qualified;

2. To ratify the appointment of independent auditors for fiscal year 2013;

3. To approve the non-binding advisory resolution relating to executive compensation;

4. To approve the non-binding advisory vote on the frequency of an advisory vote on executive compensation; and

5. To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record of the Company's Common Stock at the close of business on August 12, 2013, the record date set by the Board of Directors, are entitled to notice of, and to vote at, the Meeting and at any adjournment or postponements thereof.

THOSE WHO CANNOT ATTEND ARE URGED TO SIGN, DATE AND OTHERWISE COMPLETE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. ANY SHAREHOLDER GIVING A PROXY HAS THE RIGHT TO REVOKE IT ANY TIME BEFORE IT IS VOTED.

By Order of the Board of Directors,



Mimi Tan,
Corporate Secretary

Coppell, Texas
August 24, 2013

* * * * * * *

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting to Be Held on Tuesday, September 24, 2013:

The proxy materials for the Annual Meeting, including the Annual Report and the Proxy Statement are available at http://www.upgi.com.

* * * * * * *

UNIVERSAL POWER GROUP, INC.
488 S. Royal Lane
Coppell, Texas 75019
(469) 892-1122

PROXY STATEMENT

This Proxy Statement contains information related to the 2013 Annual Meeting of Shareholders ("Meeting") of Universal Power Group, Inc., a Texas corporation ("we", "us", "our" or the "Company"), to be held at the our corporate offices located at 488 S. Royal Lane, Coppell, Texas 75019 at 10:00 a.m. Central Time, Tuesday, September 24, 2013, and at any postponements or adjournments thereof. The approximate date of mailing for this proxy statement, proxy card and a copy of our annual report to shareholders for the year ended December 31, 2012, is August 23, 2013.

SOLICITATION AND REVOCATION OF PROXIES

We are furnishing a form of proxy to each shareholder which, in each case, is being solicited on behalf of the Board of Directors of the Company (the "Board") for use at the Meeting. You are requested to complete, date and sign the accompanying proxy and return it to us promptly. Your execution of the enclosed proxy will not affect your right as a shareholder to attend the Meeting and to vote in person. You have the right to revoke a previously given proxy at anytime by (i) a later-dated proxy, (ii) a written revocation sent to and received by our Corporate Secretary prior to the Meeting or (iii) attendance at the Meeting and voting in person.

The entire cost of soliciting these proxies will be borne by us. We may pay persons holding shares in their names or the names of their nominees for the benefit of others, such as brokerage firms, banks, depositories, and other fiduciaries for costs incurred in forwarding soliciting materials to their principals. Members of management may also solicit some shareholders in person, or by telephone, telegraph or telecopy, following their solicitation by the Proxy Statement, but will not be separately compensated for such solicitation services.

If your shares are registered directly in your name with Corporate Stock Transfer Company, our transfer agent, you are considered a shareholder of record. As a shareholder of record at the close of business on August 12, 2013 (the "Record Date"), you can vote in person at the Meeting or you can provide a proxy to be voted at the Meeting by signing and returning the enclosed proxy card. If you submit a proxy card, we will vote your shares as you direct. If you submit a proxy card without giving specific voting instructions, those shares will be voted as recommended by the Board.

If your shares are held in a stock brokerage account or other nominee, you are considered the beneficial owner of those shares, and your shares are held in "street name." If you hold your shares in "street name," you will receive instructions from your broker or other nominee describing how to vote your shares. If you do not instruct your broker or nominee how to vote such shares, they may vote your shares as they decide as to each matter for which they have discretionary authority under the rules of the New York Stock Exchange.

SHAREHOLDER'S VOTING RIGHTS

Only holders of record of our common stock, par value $0.01 per share ("Common Stock"), at the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or at any adjournment or postponements thereof. On the Record Date there were 5,020,000 shares of Common Stock outstanding with one vote per share.

A complete list of shareholders entitled to vote at the Meeting will be available for examination by any shareholder at our corporate headquarters, 488 S. Royal Lane, Coppell, Texas 75019, during normal business hours for a period of ten days before the Meeting and at the time and place of the Meeting.

Our Bylaws provide that the holders of a majority of the shares of Common Stock issued and outstanding and entitled to vote at the Meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business at the Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining the presence of a quorum. With respect to the election of directors and the Frequency Vote (described below), abstentions and broker non-votes will be deemed not to have been cast and will have no legal effect on the election of directors. With respect to the other matters described herein, abstentions will have the same effect as a vote against such proposals and broker non-votes will be deemed not to have been cast and will have no legal effect on the proposals.

Voting Requirements

Election of Directors and Approval of the Non-Binding Advisory Vote on the Frequency of an Advisory Vote on Executive Compensation (the "Frequency Vote"). The election of the director nominees and the approval of the Frequency Vote will require a plurality of the votes cast on each of the matters at the Meeting. With respect to the election of directors, votes may be cast in favor of or withheld with respect to each nominee. Votes that are withheld will be excluded entirely from the vote and will have no effect on the outcome of the vote. With respect to the Frequency Vote, a shareholder may vote to set the Frequency Vote to occur every year, every two years, or every three years, or the shareholder may vote to abstain. An abstention will be excluded entirely from the vote and will have no effect on the outcome of the vote.

Ratification of the Appointment of Independent Auditors and Approval of the Non-Binding Advisory Resolution Relating to Executive Compensation. The affirmative vote of a majority of the votes cast on the matter by shareholders entitled to vote at the Meeting is required to ratify the appointment of our independent auditors for the fiscal year ending December 31, 2013 and the non-binding advisory resolution relating to executive compensation. An abstention from voting on the ratification of auditors will be treated as "present" for quorum purposes. However, since an abstention is not treated as a "vote" for or against the matter, it will have no effect on the outcome of the vote on either matter.

DIRECTORS AND EXECUTIVE OFFICERS

The names, ages and titles of our executive officers and directors, as of the Record Date, are as follows:

Name	Age	Title
Ian Colin Edmonds	41	Chief Executive Officer, President, Interim Chief Financial Officer and a Director
Mimi Tan	39	Senior Vice President Business Development and Marketing and Corporate Secretary
Julie Sansom-Reese	50	Senior Vice President of Finance and Treasurer
Ramin Salehi	39	Senior Vice President of Operations
William Tan	70	Chairman of the Board
Leslie Bernhard	69	Director
Robert M. Gutkowski	65	Director
Hyun (Joyce) Park	41	Director

IAN COLIN EDMONDS has been a director since January 1999, our chief executive officer and president since June 1, 2009, and our interim chief financial officer since December 12, 2008. Prior to being appointed chief executive officer and president, he had served in those positions on an interim basis since January 21, 2009, and has been our chief operating officer since May 2002, and our executive vice president since October 2006. Mr. Edmonds also serves as a director of Zunicom, Inc. ("Zunicom"), the owner of approximately 41% of our outstanding Common Stock, and from July 1997 through December 2006 served as an officer, first as vice president and from April 2003 as executive vice president of Zunicom. He also served as a director of AlphaNet, Inc. a wholly-owned subsidiary of Zunicom, from October 1999 through December 2006. Mr. Edmonds holds a Bachelors Degree in Marketing with a Minor in Statistics from the University of Denver. Mr. Edmonds is the husband of Mimi Tan and the son-in-law of William Tan.

MIMI TAN has been our corporate secretary since February 1998, and our senior vice president of business development and marketing since December 2006. She served as our vice president of business development and marketing from May 2002 through December 2006. Her responsibilities include new business development and projects, corporate marketing and overall branding strategies. She served as Zunicom's director of operations and corporate secretary from February 1998 through December 2006 and as AlphaNet's corporate secretary from October 1999 through December 2006. Ms. Tan graduated cum laude from the University of Denver in November 1996 with a Bachelor's Degree in Marketing and a Minor in Statistics. She is the daughter of William Tan and the wife of Ian Edmonds.

JULIE SANSOM-REESE has been employed by us since 1986. She was our chief financial officer from 1991 to October 2007 and is now serving as our senior vice president of finance. She served as chief financial officer for Zunicom, Inc. from 1992 through July 1997 and was appointed interim chief financial officer of Zunicom in November 1999 and assumed that role on a permanent basis from November 2000 through December 2006. She also served as chief financial officer of AlphaNet from October 2003 through December 2006. Ms. Sansom-Reese earned a Bachelor of Arts in Business from Texas Tech University in May 1986.

RAMIN SALEHI is the Senior Vice President of Operations where he is responsible for setting the strategic and operational direction of the company. Mr. Salehi joined the company in 1997 and prior to his current role, he oversaw the company's Supply Chain and Information Systems infrastructure. Mr. Salehi holds a Bachelor of Science degree with a concentration in Computer Systems Design from University of Houston-Clear Lake.

Non-Employee Directors

WILLIAM TAN has been Chairman of the Board since January 1999. He has served as the Chairman of Zunicom since February 1997 and of AlphaNet since October 1999. Mr. Tan's principal business has been private investments and he has held senior executive positions in a number of financing, insurance, textile, property development and related businesses. Mr. Tan is the father of Mimi Tan and the father-in-law of Ian Edmonds.

LESLIE BERNHARD became a director in December 2006 upon the effectiveness of our initial public offering. She is a co-founder of AdStar, Inc., provider of technology services to the newspaper classified advertising industry. She has been a director of AdStar since its inception in 1986 and its president and chief executive officer since 1991. Ms. Bernhard also serves as a non-executive chairman on the board of directors of Milestone Scientific, Inc., a developer and manufacturer of medical and dental equipment. Ms. Bernhard holds a B.S. degree from St. John's University.

ROBERT M. GUTKOWSKI became a director in December 2006 upon the effectiveness of our initial public offering. He is the founder, president and chief executive officer of Marketing Group International, a provider of consulting services to businesses in the sports and entertainment industries. He advised the New York Yankees in regard to the creation of the YES Network, a regional sports and entertainment network. He previously served as chief executive officer of the Marquee Group, Inc., a worldwide sports and entertainment firm that managed, produced and marketed sports and entertainment events and provided representation for athletes, entertainers and broadcasters. From 1991 until 1994, he was president of Madison Square Garden, Inc. where he was responsible for the operations of the New York Knickerbockers basketball team, the New York Rangers hockey club and MSB Communications, which included the MSG Television Network. Mr. Gutkowski was a member of the board of directors of EuroTrust A/S, from May 2004 through May 2006.

HYUN (JOYCE) PARK became a director in 2009. She has been the First Vice President and a manager at Hanmi Bank, a California community bank, since August 2002. Ms. Park has a background in compliance and auditing from her experience as an internal auditor at Nara Bank, N.A., from March 2000 through August 2002 and a staff auditor for Deloitte & Touche, LLP, from November 1997 through March 2000. She holds a Bachelor of Science in Business Administration from California State University, Northridge.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Under our bylaws, the number of directors constituting the whole Board may not be less than three or more than eleven. The Board currently consists of five directors including,William Tan, Ian Colin Edmonds, Leslie Bernhard, Robert M. Gutkowski and Hyun (Joyce) Park . Each director is elected for a term of one year and serves until a successor is duly elected and qualified or until his or her death, retirement, resignation or removal. Mr. Tan, Chairman of the Board, is the father of Mimi Tan and the father-in-law of Ian Edmonds.

Directors are elected annually at the annual meeting of shareholders to hold office for one year and until their successors are duly elected and qualified. Board vacancies resulting from resignations, retirements, removals or newly created seats resulting from an increase in the number of directors, may be filled by a majority vote of the director(s) then in office.

Except as otherwise described herein, the nominees named below are presently members of the Board. Each nominee has consented to serve as a director if elected at this year's Meeting. We do not know of any reason why any nominee would be unable to serve as a director. If any nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of any other person that the Board may nominate as a substitute. Proxies cannot be voted for a greater number of persons than the number of nominees shown below.

Nominees standing for election to the Board

Name	Age	Title
William Tan	70	Chairman of the Board
Ian Colin Edmonds	41	Chief Executive Officer, President, Interim Chief Financial Officer and a Director
Leslie Bernhard	69	Director
Robert M. Gutkowski	65	Director
Hyun (Joyce) Park	41	Director

The principal occupation and business experience for at least the last five years for each of the nominees is set forth above.

The Board Unanimously Recommends A Vote FOR The Election Of The Foregoing Nominees And Proxies That Are Signed And Returned Will Be So Voted Unless Otherwise Instructed.

* * * * *

BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of the outstanding shares of Common Stock as of the Record Date by: (i) each person who is known by us to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director and director nominee, (iii) each of the Named Executive Officers in the Summary Compensation Table below, and (iv) all directors and executive officers as a group.

	COMMON STOCK	
Name and Address[1]	Amount and Nature of Beneficial Ownership[2]	Percentage of Class[3]
Directors and Named Executive Officers		
William Tan	2,406,120(4)	44.9%
Ian Colin Edmonds	2,405,120(5)	44.9%
Mimi Tan	7,000(6)	*
Ramin Salehi	7,000(6)	*
Leslie Bernhard	50,000(6)	*
Robert M. Gutkowski	50,000(6)	*
Hyun (Joyce) Park	40,000(6)	*
All Directors and Named Executive Officers as a group (7 persons)	2,916,370(7)	45.6%
5% Shareholders		
Zunicom, Inc. 4315 W. Lovers Lane Dallas, TX 75209	2,048,870	41.0%
Randy Hardin 370 Town East Blvd Sunnyvale, TX 75182	475,000(8)	8.7%
Wilen Management Co. Inc 2360 W Joppa Rd, Ste 226 Lutherville, MD 21093	634,492	12.7%
L. O. Heidtke[9] 201 4th Avenue, North, Ste. 1950 Nashville, TN 37219	282,442	5.6%
Julian Tymczysz 11 King George St. Greenwich, London SE10 United Kingdom	294,520	5.9%
Perritt Capital Management, Inc. 300 S. Wacker Drive, Suite 2880 Chicago, IL 60606	251,400(10)	5.0%

* Less than 1.0%.

(1) Unless indicated otherwise, all addresses for officers and directors are c/o Universal Power Group, Inc., 488 S. Royal Lane, Coppell, TX 75019

(2) Except as otherwise indicated and subject to applicable community property and similar laws, we assume that each named person has the sole voting and investment power with respect to his or her shares, other than shares subject to options.

(3) Percent of Class is based on the 5,020,000 shares outstanding as of March 20, 2013. In addition, shares which a person had the right to acquire within 60 days are also deemed outstanding in calculating the percentage ownership of the person but not deemed outstanding as to any other person.

(4) Includes (i) 356,250 shares underlying options; (ii) 2,048,870 shares owned by Zunicom over which Mr. Tan has voting control by virtue of the fact that he is a director of Zunicom; and (iii) 1,000 shares owned by Placement & Acceptance, Inc., a British Virgin Islands corporation, of which Mr. Tan is a director.

(5) Includes (i) 356,250 shares underlying options; and (ii) 2,048,870 shares owned by Zunicom over which Mr. Edmonds has voting control by virtue of the fact that he is a director of Zunicom. Mr. Edmonds does not own any shares of our common stock directly.

(6) Represents shares underlying options.
(7) Includes (i) 2,048,870 shares owned by Zunicom over which Messrs. Tan and Edmonds have voting control by virtue of the fact that they are directors of Zunicom; (ii) 1,000 shares owned by Placement & Acceptance, Inc. over which Mr. Tan has voting control; and (iii) 866,500 shares underlying options held by all directors and executive officers as a group.
(8) Represents shares underlying options. Mr. Hardin resigned from his positions with us on January 21, 2009. The options expire December 19, 2016.
(9) Mr. Heidtke is the General Partner of MidSouth Investment Fund, LP, the record owner of the shares.
(10) Perritt Funds Inc owns 10,000 shares and has the shared power to vote and/or power of 241,400 shares owned by Perritt Capital Management, Inc.

As of the Record Date, we were not aware of any pledges of Common Stock which may at a subsequent date result in a change in control of the company.

CORPORATE GOVERNANCE AND BOARD COMMITTEES

Disclosure of Director Qualifications

Mr. Tan is an international businessman and investor with extensive contacts throughout the Far East, which is where we source most of our products. In addition, Mr. Tan is chairman and chief executive officer of Zunicom, our largest shareholder.

Mr. Edmonds is our principal executive officer and principal financial officer. As such, he is active in every aspect of our day-to-day operations and strategic planning. His thorough and extensive knowledge of our operations and financial situation, his personal relationship with all of our major customers, suppliers and other strategic partners and his knowledge and familiarity with our employees makes him highly qualified to serve on the board.

Ms. Bernhard is an accomplished business woman who is the chief executive officer of one public reporting company and chairman of another, where she had previously served as the chairman of the audit committee. As such, Ms. Bernhard understands corporate governance, public company financial statements and procedural issues. Given her experience and knowledge, Ms. Bernhard played an important role in our transition from a private company to a public company and continues to be an active and reliable board member.

Mr. Gutkowski has had a successful business career with public reporting companies. He was also instrumental in smoothing our transition from a private to a public company. In addition, Mr. Gutkowski has extensive contacts throughout the business and investment community. His leadership skills and insights into our business have been instrumental in helping shape the direction of our company.

Ms. Park has an extensive accounting and financial background. As a senior bank executive, she brings extensive insight into our financial strategy and banking relationships, which is one of our most important strategic relationships. Given her experience and knowledge, we have designated Ms. Park as our "audit committee financial expert."

The Board, acting through the Nominating and Corporate Governance Committee, is responsible for assembling for shareholder consideration a group of nominees that, taken together, have the experience, qualifications, attributes, and skills appropriate for functioning effectively as a Board. The Nominating and Corporate Governance Committee regularly reviews the composition of the Board in light of changing circumstances, its assessment of the Board's performance, and the inputs of shareholders and other key constituencies.

The Nominating and Corporate Governance Committee looks for certain characteristics common to all Board members, including integrity, strong professional reputation and record of achievement, constructive and collegial personal attributes, and the ability and commitment to devote sufficient time and energy to Board service.

In addition, the Nominating and Corporate Governance Committee seeks to include on the Board a complementary mix of individuals with diverse backgrounds and skills reflecting the broad set of challenges that the Board confronts. These individual qualities can include matters like experience in the company's industry, technical experience (for example, financial or technological expertise), experience gained in situations comparable to the company's (e.g., financial service companies, growth companies, and companies that grow through acquisitions), leadership experience, and relevant geographical experience.

Director Independence

A majority of the Board is independent, as required by and as defined in Section 803(A) of the NYSE MKT LLC (the "Amex") listing standards. We believe that Mr. Gutkowski, Ms. Bernhard and Ms. Park are independent under those standards. Under the Amex listing standards, generally a director is considered independent as long as he or she does not have a relationship with us or management that would interfere with the exercise of independent judgment in carrying out the director's responsibilities.

In determining director independence, the Board applies the independence standards set by the Amex. In its application of such standards, the Board takes into consideration all transactions with independent directors and the impact of such transactions, if any, on any of the independent directors' ability to continue to serve on the Board. To that end, for the fiscal year ended 2012, the Board considered all the fees paid to the independent directors disclosed below in "Compensation of Directors", and determined that those transactions were within the limits of the independence standards set by the Amex and did not impact their ability to continue to serve as independent directors.

Board Meetings

The Board met four times during 2012. A majority of the directors attended all of the meetings of the Board. All persons who were directors during 2012 attended at least 75% of these meetings. Absent special circumstance, each director is expected to attend the annual meeting of shareholders.

Committees Established by the Board

The Board has established three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each committee is made up entirely of independent directors.

Audit Committee. The Audit Committee members consist of Robert M. Gutkowski, who serves as chairperson, and Hyun (Joyce) Park. The Board has determined that Hyun (Joyce) Park is an "audit committee financial expert," as that term is defined in Item 407(d)(5) of Regulation S-K, and "independent" for purposes of the Amex listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Audit Committee oversees our accounting and financial reporting processes, internal systems of accounting and financial controls, relationships with auditors and audits of financial statements. Specifically, the Audit Committee's responsibilities include the following:

- selecting, hiring and terminating our independent auditors;
- evaluating the qualifications, independence and performance of our independent auditors;
- approving the audit and non-audit services to be performed by the independent auditors;
- reviewing the design, implementation and adequacy and effectiveness of our internal controls and critical policies;
- overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and other accounting matters;
- with management and our independent auditors, reviewing any earnings announcements and other public announcements regarding our results of operations; and
- preparing the report that the Securities and Exchange Commission requires in our annual proxy statement.

Compensation Committee. The Compensation Committee members consist of Leslie Bernhard, who serves as chairperson, and Hyun (Joyce) Park. The Compensation Committee assists the Board in determining the development plans and compensation of our officers, directors and employees. The CEO may not be present during any deliberations on his compensation. Specific responsibilities include the following:

- approving the compensation and benefits of our executive officers;

- reviewing the performance objectives and actual performance of our officers; and
- administering our stock option and other equity and incentive compensation plans.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee consist of Hyun (Joyce) Park, who serves as chairperson, and Robert M. Gutkowski. The Corporate Governance and Nominating Committee assists the Board by identifying and recommending individuals qualified to become members of the Board, reviewing correspondence from our shareholders, and establishing and overseeing our corporate governance guidelines. Specific responsibilities include the following:

- evaluating the composition, size and governance of the Board and its committees and making recommendations regarding future planning and the appointment of directors to our committees;
- establishing a policy for considering shareholder nominees to the Board;
- reviewing our corporate governance principles and making recommendations to the Board regarding possible changes; and
- reviewing and monitoring compliance of our code of ethics and insider trading policy.

The Corporate Governance and Nominating Committee operates under a formal charter, which is available on the Company's website at http://www.upgi.com and by clicking on the Investor Relations section then going to the "Corporate Goverance" link. The Corporate Governance and Nominating Committee charter sets forth in detail the duties and responsibilities of the Corporate Governance and Nominating Committee.

Shareholder Recommendation for Director Nominations

As noted above, the Corporate Governance and Nominating Committee considers and establishes procedures regarding recommendations for nomination to the Board, including nominations submitted by shareholders. Recommendations of shareholders should be sent to us in a timely manner, either in person or by certified mail, to the attention of our Corporate Secretary. Any recommendations submitted to our Corporate Secretary should be in writing and should include whatever supporting material the shareholder considers appropriate in support of that recommendation but must include the information that would be required to be disclosed under the Securities and Exchange Commission's ("SEC") rules in a Proxy Statement soliciting proxies for the election of such candidate and a signed consent of the candidate to serve as our director if elected. The Corporate Governance and Nominating Committee will evaluate all potential candidates in the same manner, regardless of the source of the recommendation. Based on the information provided to the Corporate Governance and Nominating Committee, it will make an initial determination whether to conduct a full evaluation of a candidate. As part of the full evaluation process, the Corporate Governance and Nominating Committee may conduct interviews, obtain additional background information and conduct reference checks of the candidate, among other things. The Corporate Governance and Nominating Committee may also ask the candidate to meet with management and other members of the Board.

Communications with Non-Management Members of the Board

Our Corporate Goverance Policies set forth a process by which shareholders and other interested third parties can send communications to the non-management members of the Board. When interested third parties have concerns, they may make them known to the non-management directors by communication via http://upgi.silentwhistle.com/ethfeedback/index.jsp or toll free number (800)561-7480. All such correspondence is provided to the presiding chairman at, or prior to, the next executive session held at a regular Board meeting.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Corporate Governance

The Board has adopted a resolution that, in the future, any transactions between us and another person or entity who is deemed to be an "affiliate" or a related party must be approved by a majority of our disinterested directors.

Transactions with Related Parties

From January 1, 2011 through December 31, 2012 we did not engage in related party transactions.

Director Compensation

Our "independent" directors receive the following compensation:

- An annual retainer fee of $10,000;
- $500 plus reimbursement for actual out-of-pocket expenses incurred in connection with attending each Board meeting in person and $200 for attending each Board meeting telephonically;
- Stock options grant covering 10,000 shares upon his or her election or re-election to the Board. The options are exercisable immediately at a price per share equal to the fair market value of the stock on the date of grant;
- Each Committee member receives $500 plus reimbursement for actual out-of-pocket expenses incurred in connection with attending each Committee meeting in person or $200 for attending each Committee meeting telephonically, unless the Committee meeting immediately follows or precedes a Board meeting in which case the amounts are $200 for each meeting attended in person or $100 for each meeting attended telephonically; and
- The Chairman of the Audit Committee receives an annual fee of $5,000 and the Chairman for the Compensation Committee and Corporate Governance and Nominating Committee each receives an annual fee of $2,500.

The following table presents information relating total compensation for our non-employee directors for the year ended December 31, 2012.

Name	Fees Earned or Paid in Cash	Option Awards(1)	All Other Compensation	Total
William Tan (3)	$ —	$ —	$ 6,334 (2)	$ 6,334
Leslie Bernhard(3)	88,800	13,289(1)	—	102,089
Robert M. Gutkowski(3)	17,100	13,289(1)	12,752 (2)	43,141
Hyun (Joyce) Park(3)	14,800	13,289(1)	—	28,089

(1) The 2012 expense as calculated for a stock option grant covering 10,000 shares of our common stock in accordance with FASB ASC 718.

(2) Includes medical insurance through our company plans.

(3) At December 31, 2012: (i) Mr. Tan held an option exercisable for 356,250 shares at an exercise price of $1.54 per share; (ii) Ms. Bernhard held options exercisable for an aggregate of 50,000 shares at exercise prices ranging from $1.54 to $2.17 per share; (iii) Mr. Gutkowski held options exercisable for an aggregate of 50,000 shares at exercise prices ranging from $1.54 to $2.17 per share; and) (iv) Ms. Park held options exercisable for an aggregate of 40,000 shares at exercise prices ranging from $1.54 to $2.17 per share. The number of shares to be acquired upon exercise assumes that the options were fully exercisable at December 31, 2012.

EXECUTIVE COMPENSATION

Summary of Compensation

The following table sets forth certain information with respect to compensation for the years ended December 31, 2012 and 2011, earned by or paid to our chief executive officer and our two other most highly compensated executive officers whose total compensation exceeding $100,000 for the year ended December 31, 2012, who are referred to as the Named Executive Officers.

We recorded compensation expense in our Financial Statements for the year ended December 31, 2012 with respect to the awards included in this table since the awards were effective and fully vested at the end of 2012.

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Cash Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Ian Edmonds President, CEO and Interim CFO	2012	250,000	225,581	—	42,880[1]	518,461
	2011	250,000	171,769	—	43,969[1]	465,738
Mimi Tan SVP of Business Development & Marketing	2012	168,036	107,900	—	5,701[2]	281,637
	2011	168,036	77,745	—	6,550[2]	252,331
Ramin Salehi SVP of Operations	2012	152,370	132,281	—	5,701[2]	290,352
	2011	152,370	90,000	—	6,264[2]	248,634

(1) Car lease, medical insurance and long-term disability insurance payments.
(2) Medical insurance and long-term disability insurance payments.

Employment Agreements and Arrangements

The Company has an employment agreement (the "Agreement") effective as of June 1, 2009 (the 'Effective Date"), with Ian Edmonds, its President and Chief Executive Officer. The current employment term ends on May 31, 2015. However, beginning on June 1st of each year, the term automatically extends for an additional year unless either party provides at least 180 days prior written notice to the other of its election not to extend the term by another year. Under the Agreement, Mr. Edmonds earns a base salary of $250,000 per annum plus an annual cash bonus equal in amount to seven and one-half percent (7 1/2%) of the Company's net income before provision for income taxes, as adjusted, provided it meets or exceed the annual targeted performance levels established by our Compensation Committee for each year. Mr. Edmonds is entitled to participate on the same basis as other senior executives in any of our benefit plans or programs available to them. In addition, the Agreement also provides, generally, that during the employment term and for the two-year period immediately following the end of such term, Mr. Edmonds shall not compete with us, solicit any of our employees for hire by an unaffiliated entity or knowingly release any of our confidential information, without the prior approval of our Board.

Outstanding Equity Awards

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2012 with respect to the Named Executive Officers. At December 31, 2012, all stock awards are fully vested.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Ian Edmonds President, CEO and Interim CFO	356,250	—	1.54	12/19/2016
Mimi Tan SVP Business Development & Marketing and Corp. Secretary	7,000	—	1.54	12/19/2016
Ramin Salehi SVP of Operations	7,000	—	1.54	12/19/2016

Option Exercises

No options were exercised and no stock was awarded or vested.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as a member of the Board or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or Compensation Committee. None of the persons who are members of our Compensation Committee have ever been employed by us.

Equity Compensation Plan Information

The following table summarizes the options granted under our 2006 Stock Option Plan (the "Plan") as well as options and warrants granted outside the Plan as of December 31, 2012. The shares covered by outstanding options are subject to adjustment for changes in capitalization stock splits, stock dividends and similar events.

	Equity Compensation Plan Table			
	Number of securities to be issued upon exercise of Outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved By Security Holders				
Grants under the 2006 Stock Option Plan	1,433,842	$	3.47	546,158
Equity Compensation Plans Not Approved By Security Holders				
Common Stock Options(1)	20,000	$	7.00	Not applicable
Total	**1,453,842**	**$**	**3.52**	**546,158**

(1) On March 21, 2007, we issued stock options to non-employees to purchase 20,000 shares of our common stock at an exercise price of $7.00 per share vesting over three years and expiring December 19, 2016.

* * * * *

PROPOSAL NO. 2
RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

BKD, LLP ("BKD") has been our auditors since June 2009 when KBA Group LLP ("KBA"), who had been our independent auditor since 2006, joined BKD. BKD's audit report appears in our annual report for the fiscal year ended December 31, 2012. A representative of BKD will be available via teleconference and will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

The Sarbanes-Oxley Act of 2002 requires the Audit Committee to be directly responsible for the appointment, compensation and oversight of the audit work of the independent auditors. Selection of the independent accountants is not required to be submitted to a vote of our shareholders for ratification. However, the Board is submitting this matter to shareholders as a matter of good corporate practice. Our Audit Committee approved the engagement of BKD as our independent accountants for the fiscal year ending December 31, 2013. If the shareholders fail to ratify the selection of BKD, the Audit Committee will take that into consideration and may retain another firm without re-submitting the matter to the shareholders, to audit our accounts for the 2013 fiscal year. Even if shareholders ratify the selection of BKD, the Audit Committee may, in its discretion, direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

The Board Unanimously Recommends A Vote FOR The Ratification of the Appointment Of The Independent Auditors And Proxies That Are Signed And Returned Will Be So Voted Unless Otherwise Instructed

* * * * *

REPORT OF THE AUDIT COMMITTEE TO THE BOARD

The Audit Committee of the Board is responsible for providing oversight of our accounting and financial reporting functions. The Board appoints the Audit Committee and its chairman annually, with the committee consisting of at least three directors. The Audit Committee operates under a formal charter, which is available on the Company's website at http://www.upgi.com and by clicking on the Investor Relations section then going to the "Corporate Goverance" link. The Audit Committee charter sets forth in detail the duties and responsibilities of the Audit Committee.

The Audit Committee received the written disclosures and the letter from BKD, the Company's independent registered public accounting firm, that are required by the Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*), as adopted by the Public Company Accounting Oversight Board in Rule 3600T. The disclosures described the relationships and fee arrangements between the firm and the Company. Consistent with Independence Standards Board Standard No. 1 and the rules and regulations of the SEC, the Audit Committee considered whether the provision of non-audit services by the independent registered public accounting firm to the Company for the fiscal year ended December 31, 2012 is compatible with maintaining BKD's independence and has discussed with BKD the firm's independence from the Company.

Management is responsible for the Company's financial reporting process including its system of internal controls, and for the preparation of the consolidated financial statements in accordance with generally accepted accounting principles. The Company's independent registered public accounting firm is responsible for auditing those financial statements and issuing a report thereon.

The Audit Committee reviewed and discussed with the Company's independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vo. 1 AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee reviewed and discussed with management and the Company's independent registered public accounting firm, the audited financial statements of the Company for the year ended December 31, 2012.

Based on the above-mentioned reviews and discussions with management and the Company's independent registered public accounting firm, the Audit Committee, exercising its business judgment, recommended to the Board that the Company's audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the SEC.

This report is submitted on behalf of the members of the Audit Committee:

Robert M. Gutkowski, Chairman
Hyun (Joyce) Park

PRINCIPAL INDEPENDENT ACCOUNTANT FEES AND SERVICES

The Board has reviewed the following audit and non-audit fees we paid to our independent public accountants for purposes of considering whether such fees are compatible with maintaining the auditor's independence. The policy of the Board is to pre-approve all audit and non-audit services performed by its independent public accountants before the services are performed.

Audit Fees. Fees billed for service rendered by BKD for the audit of the financial statements and for the reviews of our Form 10-Q filings were approximately $166,000 for 2012 and $171,000 for 2011.

Audit-Related Fees. None.

Tax Fees. None

All Other Fees. None.

PROPOSAL NO. 3
ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

General

We are providing our shareholders with the opportunity to vote to approve, on an advisory and non-binding basis, the compensation of the Named Executive Officers as disclosed in this Proxy Statement in accordance with the SEC's rules. This proposal, which is commonly referred to as "say-on-pay," is required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which added Section 14A to the Exchange Act. Section 14A of the Exchange Act also requires that shareholders have the opportunity to cast an advisory vote with respect to whether future executive compensation advisory votes will be held every one, two or three years, which is the subject of Proposal No. 4.

The Compensation Committee reviews and recommends the compensation and benefits payable to our officers, reviews general policy matters relating to employee compensation and benefits, and administers our various stock option plans and other incentive compensation arrangements. We do not currently engage any consultant to advise on executive and/or director compensation matters.

As an advisory vote, this proposal is not binding. Neither the outcome of this advisory vote nor of the advisory vote included in Proposal No. 4 overrules any decision by the Company or the Board (or any committee thereof), creates or implies any change to the fiduciary duties of the Company or the Board (or any committee thereof), or creates or implies any additional fiduciary duties for the Company or the Board (or any committee thereof). However, management and the Compensation Committee and the Board value the opinions expressed by our shareholders in their vote on this proposal and will consider the outcome of the vote when making future executive compensation decisions.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE FOLLOWING ADVISORY RESOLUTION:

RESOLVED, that the compensation paid to the Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the disclosure under the compensation tables and accompanying narrative disclosure, and any related material disclosed in this Proxy Statement, is hereby approved.

The Board Unanimously Recommends a Vote FOR the Advisory Resolution above and Proxies that are Signed and Returned Will Be So Voted Unless Otherwise Instructed

* * * * *

PROPOSAL NO. 4
ADVISORY VOTE ON THE FREQUENCY OF FUTURE EXECUTIVE COMPENSATION ADVISORY VOTES

General

In Proposal No. 3, we are providing our shareholders the opportunity to vote to approve, on an advisory and non-binding basis, the compensation of the Named Executive Officers. In this Proposal No. 4, we are asking our shareholders to cast a non-binding advisory vote regarding the frequency of future executive compensation advisory votes. Shareholders may vote for a frequency of every one, two, or three years, or may abstain.

The Board will take into consideration the outcome of this vote in making a determination about the frequency of future executive compensation advisory votes. However, because this vote is advisory and non-binding, the Board may decide that it is in the best interests of our shareholders and the Company to hold the advisory vote to approve executive compensation more or less frequently, but no less frequently than once every three years, as required by the Dodd-Frank Act. In the future, we will propose an advisory vote on the frequency of the executive compensation advisory vote at least once every six calendar years as required by the Dodd-Frank Act.

After careful consideration, the Board believes that an executive compensation advisory vote should be held every three years, and therefore our Board recommends that you vote for a frequency of every THREE YEARS for future executive compensation advisory votes. The Proxy provides shareholders with the opportunity to choose among four options (holding the vote once every year, every two years or every three years, or abstaining) and, therefore, shareholders will not be voting to approve or disapprove the recommendation of the Board.

The Board Unanimously Recommends a Vote FOR the Holding of an Advisory Vote on Executive Compensation every "Three Years" and Proxies that are Signed and Returned Will Be So Voted Unless Otherwise Instructed

ANNUAL REPORT TO SHAREHOLDERS

We have enclosed our 2012 Annual Report for the fiscal year ended December 31, 2012 ("Annual Report") with this Proxy Statement. The Annual Report includes our audited financial statements for the fiscal year ended December 31, 2012, along with other financial information and management discussion about us, which we urge you to read carefully.

Our annual report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC, is included in the Annual Report, which accompanies this Proxy Statement.

You can also obtain, free of charge, a copy of our annual report on Form 10-K by:

- accessing the Investor Relations section of our website at http://www.upgi.com and clicking on the "SEC Filings" link:
- writing to:

  Universal Power Group, Inc. – Investor Relations
  488 S. Royal Lane,
  Coppell, Texas 75019; or
- telephoning us at: (469) 892-1122.

You can obtain a copy of our annual report on Form 10-K and other periodic filings that we make with the SEC from the SEC's EDGAR database at http://www.sec.gov.

SHAREHOLDER PROPOSALS FOR 2014 ANNUAL MEETING

Shareholders interested in presenting a proposal for consideration at the Annual Meeting of Shareholders in 2014 must follow the procedures found in Rule 14a-8 under the Exchange Act. To be eligible for inclusion in our proxy materials relating to our 2014 annual meeting of shareholders, all qualified proposals must be received by our Investor Relations Coordinator no later than April 27, 2014. A shareholder's notice must set forth, as to each proposed matter: (i) as to each person whom the shareholder proposes to nominate for election to the Board, all information relating to such person that is required to be disclosed in solicitation of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act and Rule 14a-12 thereunder; (ii) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting and, if such business includes a proposal to amend our bylaws, the language of the proposed amendment; (iii) the name and address, as they appear on our books, of the shareholder proposing such business; (iv) the number of shares of Common Stock which are beneficially owned by such shareholder; (v) a representation that the shareholder is a holder of record of shares of Common Stock entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to propose such business; and (vi) any financial interest of the shareholder in such proposal or nomination.

Section 16(a) Beneficial Ownership Reporting Compliance

Based on a review of the Forms 3, 4 and 5 submitted during and with respect to the year ended December 31, 2012, there have been no untimely filings of such required forms

Other Information

The expenses of preparing and mailing this Proxy Statement and the accompanying proxy card and the cost of solicitation of proxies, if any, will be borne by us. In addition to the use of mailings, proxies may be solicited by personal interview, telephone and by our directors, officers and regular employees without special compensation therefore. We expect to reimburse banks, brokers and other persons for their reasonable out-of-pocket expenses in handling proxy materials for benefical owners of Common Stock.

Unless contrary instructions are indicated on the proxy card, all shares of Common Stock represented by valid proxies received pursuant to this solicitation (and not revoked before they are voted) will be voted "FOR" all of the proposals described in this Proxy Statement.

Householding

The SEC's rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement and annual report addressed to those shareholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for shareholders and cost savings for companies. Some brokers household proxy materials and annual reports, delivering a single proxy statement and annual report to multiple shareholders sharing an address, although each shareholder will receive a separate proxy card. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your broker. If you would like to receive a separate copy of this year's proxy statement or annual report from us directly, please contact us by:

- writing to:

  Universal Power Group, Inc. – Investor Relations
  488 S. Royal Lane
  Coppell, TX 75019; or

- telephoning us at: (469) 892-1122.

OTHER MATTERS

The Board does not know of any other matters that are to be presented for action at the Meeting. Should any other matter come before the Meeting, however, the persons named in the enclosed proxy will have discretionary authority to vote all proxies with respect to such matter in accordance with their judgment.

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting to Be Held on Tuesday, September 24, 2013:

The proxy materials for the Annual Meeting, including the Annual Report and the Proxy Statement are available at http://www.upgi.com.

BY ORDER OF THE BOARD



Mimi Tan,
Corporate Secretary

Dated: August 24, 2013

APPENDIX A
PROXY CARD

SHAREHOLDERS ARE URGED TO SPECIFY THEIR CHOICES AND TO DATE, SIGN, AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE. PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED.

UNIVERSAL POWER GROUP, INC.
488 S. ROYAL LANE
COPPELL, TX 75019
(469) 892-1122 Telephone
(469) 892-1199 Facsimile

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD
FOR THE ANNUAL MEETING OF SHAREHOLDERS ON TUESDAY, SEPTEMBER 24, 2013

The undersigned hereby appoints William Tan and Ian Edmonds as Proxies, each with the power to appoint his substitute, and hereby authorizes them or either of them to represent and to vote as designated below, all the shares of common stock of Universal Power Group, Inc. held of record by the undersigned at the close of business on August 12, 2013, at the Annual Meeting of Shareholders of Universal Power Group, Inc. (the "Company"), to be held at the offices of the Company located at 488 S. Royal Lane, Coppell, Texas 75019, at 10:00 a.m. Central Time, on Tuesday, September 24, 2013, or any adjournment thereof.

* * * * * *

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting to Be Held on Tuesday, September 24, 2013:

The proxy materials for the Annual Meeting, including the Annual Report and the Proxy Statement are available on UPG's website at
http://www.upgi.com.

* * * * * *

INSTRUCTIONS: PLEASE INDICATE YOUR SELECTION BY PLACING AN "X" IN THE APPROPRIATE BOXES BELOW.

1. ELECTION OF DIRECTORS — Nominees: William Tan, Ian Edmonds, Leslie Bernhard, Robert M. Gutkowski and Hyun (Joyce) Park

FOR election of all nominees: ☐

WITHHOLD vote from all nominees ☐

FOR all nominees, ☐
EXCEPT for nominee(s) listed below from whom Vote is withheld

2. RATIFY THE APPOINTMENT OF INDEPENDENT AUDITORS FOR FISCAL YEAR 2013.

FOR ☐ **AGAINST** ☐ **ABSTAIN** ☐

3. APPROVAL OF THE NON-BINDING ADVISORY RESOLUTION RELATING TO EXECUTIVE COMPENSATION.

FOR ☐ **AGAINST** ☐ **ABSTAIN** ☐

4. APPROVAL OF THE NON-BINDING ADVISORY VOTE ON THE FREQUENCY OF AN ADVISORY VOTE ON EXECUTIVE COMPENSATION.

1 YEAR ☐ **2 YEARS** ☐ **3 YEARS** ☐ **ABSTAIN** ☐

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the annual meeting or any adjournment thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2 and 3 and FOR "3YEARS" ON PROPOSAL 4.

Dated: ____________________, 2013

____
Signature of Shareholder

____
Signature if held jointly

Please sign exactly as name appears herein. When shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE READ, COMPLETE, SIGN, DATE, AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

NOTE L. INTANGIBLE ASSETS

Intangible assets, net of accumulated amortization are as follows:

	December 31,	
	2012	2011
	(dollars in thousands)	
Intangible assets	$ 987	$ 747
Less: accumulated amortization	(394)	(220)
Intangible assets, net	$ 593	$ 527

On December 19, 2012, UPG was assigned the Kinetik brand, trademarks and intellectual property. The Company initially recorded $240,000 for the acquired assets. The agreement contains a contingent consideration that has benchmarks for each year starting in 2013 for the next seven years. The contingent consideration is earned based upon achieving both the annual revenue and annual net profit thresholds for each year. Additional amounts will be recorded as a part of the amortized cost when the contingency is resolved and the consideration is paid or becomes payable.

Amortization expense for the years ended December 31, 2012 and 2011 was $174,000 and $220,000, respectively. The weighted average remaining useful life of the intangibles at December 31, 2012 is 6.01 years. Estimated amortization at December 31, 2012 for each of the following five years is (dollars in thousands):

Years Ending December 31,	
2013	$ 176
2014	106
2015	75
2016	75
2017	40
Thereafter	120
	$ 592

NOTE M. EMPLOYEE BENEFIT PLAN

The Company established and continues to maintain a 401(k) plan intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. All employees who are at least 18 years of age are eligible to participate in the plan. There is no minimum service requirement to participate in the plan. Under the plan, an eligible employee can elect to defer from 1% to 85% of his salary subject to Internal Revenue Code limitations. The Company may, at its sole discretion, contribute and allocate to plan participant's account a percentage of the plan participant's contribution. PTI has a 401(k) plan which the employer contributes 3% under the safe harbor contribution. Total Company contributions to the 401(k) plans were $28,000 and $20,000 for the years ended December 31, 2012 and 2011, respectively.

Corporate Information

BOARD OF DIRECTORS

William Tan	Chairman
Ian Edmonds	Director
Leslie Bernhard	Independent Director
Robert M. Gutkowski	Independent Director
Hyun Park	Independent Director

CORPORATE COUNSEL

Morse, Zelnick, Rose & Lander LLP
405 Park Avenue
New York, NY 10022-4405
P - 212.838.1177
F - 212.838.9190

INDEPENDENT AUDITORS

BKD, LLP
14241 Dallas Parkway, Suite 1100
Dallas, TX 75254
P - 972.702.8262
F - 972.702.0673

TRANSFER AGENT & REGISTRAR

Corporate Stock Transfer
3200 Cherry Creek Drive South, Suite 430
Denver, CO 80209
P - 303.282.4800
F - 303.282.5800

INVESTOR RELATION INQUIRIES

Lambert, Edwards & Associates
Jeff Tryka
47 Commerce
Grand Rapids, MI 49503
P - 616.233.0500
F - 616.233.0600
www.lambert-edwards.com

CORPORATE OFFICERS

Ian Edmonds	President & CEO, Interim CFO
Ramin Salehi	Senior VP - Operations
Mimi Tan	Senior VP - Business Development & Marketing
Julie Sansom-Reese	Senior VP - Finance

COMPANY INFORMATION

Headquarters -
488 S. Royal Lane
Coppell, Texas 75019

P - 469.892.1122
F - 469.892.1123
www.upgi.com

COMMON STOCK

The Company's Common Stock is traded on the NYSE Amex under the symbol "UPG."

FINANCIAL REPORTS

Copies of Universal Power Group's annual report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC are available upon request from the Investor Relations department by submitting a written request, by calling 469.892.1122, or on the company's website on the Investor Relations page at www.upgi.com.


UPG
STAY POWERED